REGULATION CROWDFUNDING FORM C

GEOSTELLAR, INC.

**REG CF OFFERING OF UP TO
1,070,000 CROWD SAFES
IN THE AGGREGATE AMOUNT OF UP TO $1,070,000**

DATED EFFECTIVE AUGUST 11, 2017

REGULATION CF OFFERING
OF
GEOSTELLAR, INC.

1,070,000 Crowd Safes
$1,070,000 Maximum Offering

Geostellar, Inc., a Delaware corporation ("Geostellar", "We", "Us" or the "Company"), is offering for sale (this "Offering") a maximum of 1,070,000 Simple Agreements for Future Equity (the "Crowd Safes" or the "Securities") for a purchase price of $1.00 per Security representing up to $1,070,000 in subscriptions to this Offering. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

This Offering commenced on the effective date this Form C (including the cover page and all exhibits attached hereto, the "Form C") was filed with the U.S. Securities and Exchange Commission (the "SEC") and will terminate on October 10, 2017 (the "Offering Deadline"), unless earlier terminated or extended by a majority of the members of the Board of Directors of the Company (the "Board").

This Offering is subject to the terms and conditions contained in this Form C, dated effective August 11, 2017, and the related transaction documents. For additional subscription agreement, see "SUSCRIPTION INFORMATION".

This Offering is contingent upon the sale of a minimum of $50,000 in principal amount of the Securities (the "Target Offering Amount") and shall be limited to a maximum of $1,070,000 in principal amount of the Securities (the "Maximum Offering Amount"). The Securities are being offered on the online transactional platform www.republic.co (the "Intermediary Platform"), operated by OpenDeal Inc., dba Republic (the "Intermediary").

The Company provides solar energy offerings and supports our distribution channels through a patented online (web, mobile and tablet) big-data geomatic technology platform (the "Platform") that immediately and interactively estimates the economic benefits of solar energy and tailors a solar energy plan to best meet the unique needs of each customer. The Platform's intellectual property is protected by a patent for "Geomatic Modeling of a Solar Resource Based on Radiance Paths and a Normalized Slope", U.S. Patent No. 9,087,338 B2 (the "Solar Profile Patent"). (See "BUSINESS STRATEGY" below)

The Company intends to use the net proceeds of this Offering to fund: (1) general working capital to acquire customers, develop distribution channels, operations and overhead, further develop the Platform and fulfill customer installation projects; (2) the repayment of fees and expenses incurred by the Investor in connection with its formation and this Offering (including any fees and expenses incurred in connection with its offering of Crowd Safes to CF Investors); (3) the possible repayment of short-term notes if it is determined to be in the best interest of the Company to do so; and/or (4) anticipated fees and expenses related to a future debt offering (with warrant coverage) exempt from the registration requirements of the Securities Act of 1933, as amended (15 U.S.C. 77d(a)(6)) (the "Securities Act") pursuant to Regulation A+ promulgated under the Securities Act (the "Qualified Offering"). (See "USE OF PROCEEDS")

The Company has certified that all of the following statements are TRUE in connection with this Offering:

(1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia; (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m or 78o(d)) (the

"Exchange Act");

(3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a- 3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in § 227.503(a);

(5) The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

This Offering is the first offering of securities made by the Company pursuant to Regulation CF and neither the Company nor any of its predecessors has previously failed to comply with Rule 202 of Regulation CF. The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at www.geostellar.com. The Company must continue to comply with ongoing reporting requirements under Regulation CF until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed Ten Million Dollars ($10,000,000);

(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business in accordance with state law.

A CROWDFUNDING INVESTEMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD ONLY PURSUANT TO REGULATION CF.

THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS FORM C. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS FORM C. NO OFFERING LITERATURE, OTHER THAN THIS FORM C, OR ADVERTISING HAS BEEN AUTHORIZED BY THE COMPANY. ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. EXCEPT AS OTHERWISE INDICATED, THIS FORM C SPEAKS AS OF THE DATE APPEARING ON THE COVER PAGE.

ANY OFFER TO PARTICIPATE IN THE OFFERING DESCRIBED HEREIN SHALL ONLY BE MADE BY THE COMPANY. THE PURPOSE OF THIS FORM C IS TO PROVIDE A PROSPECTIVE INVESTOR WITH THE INFORMATION, WHICH THE COMPANY BELIEVES IS PERTINENT IN MAKING AN INFORMED INVESTMENT DECISION AS TO PARTICIPATION IN THE OFFERING. EACH PERSON TO WHOM AN OFFER IS MADE, IS ENCOURAGED TO MAKE, AND SHOULD MAKE, FURTHER INQUIRY IN AN EFFORT TO OBTAIN ANSWERS TO ANY QUESTIONS HE MAY HAVE. REQUESTS FOR FURTHER INFORMATION SHOULD BE MADE TO THE COMPANY AND ADDITIONAL INFORMATION SHOULD BE RELIED UPON ONLY WHEN FURNISHED IN WRITTEN FORM AND SIGNED BY THE COMPANY. THE COMPANY MAKES NO REPRESENTATIONS AS TO THE EFFECT OF THE PURCHASE OF THE SHARES UPON EITHER THE PARTICULAR INVESTMENT SITUATION OR THE PARTICULAR TAX SITUATION OF ANY PROSPECTIVE INVESTOR.

INVESTORS SHOULD NOT CONSIDER THE CONTENTS OF THIS MEMORANDUM OR ANY COMMUNICATION, WHETHER WRITTEN OR ORAL, AS LEGAL, TAX, ACCOUNTING OR OTHER EXPERT ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OWN LEGAL COUNSEL, ACCOUNTANTS, AND OTHER PROFESSIONAL ADVISERS AS TO THE LEGAL, TAX, ACCOUNTING, AND RELATED MATTERS CONCERNING THIS INVESTMENT. THIS MEMORANDUM CONTAINS SUMMARIES OF PERTINENT DOCUMENTS AS WELL AS APPLICABLE LAW AND REGULATIONS. WHILE THE COMPANY BELIEVES THAT THESE SUMMARIES FAIRLY REFLECT AND SUMMARIZE THOSE ITEMS, THESE SUMMARIES ARE NOT COMPLETE AND ARE QUALIFIED BY REFERENCE TO THE COMPLETE TEXTS THEREOF.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BELOW.

GEOSTELLAR, INC.
TABLE OF CONTENTS

GEOSTELLAR, INC.

INVESTOR SUITABILITY

INVESTMENT LIMITS

Individual investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period:

- If either of an investor's annual income or net worth is <u>less than $107,000</u>, then the investor's investment limit is the greater of:
    - $2,200 or
    - 5 percent of the lesser of the investor's annual income or net worth.
        - If both annual income and net worth are equal to or more than $107,000, then the investor's limit is 10 percent of the lesser of their annual income or net worth.
        - During the 12-month period, the aggregate amount of securities sold to an investor through all Regulation Crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

Spouses are allowed to calculate their net worth and annual income jointly. This chart illustrates a few examples of the investment limits:

Investor Annual Income	Investor Net Worth	Calculation	Investment Limit
$30,000	$105,000	Greater of $2,200 or 5% of $30,000 ($1,500)	$2,200
$150,000	$80,000	Greater of $2,200 or 5% of $80,000 ($4,000)	$4,000
$150,000	$107,000	10% of $107,000 ($10,700)	$10,700
$200,000	$900,000	10% of $200,000 ($20,000)	$20,000
$1,200,000	$2,000,000	10% of $1,200,000 ($120,000), subject to $107,000 cap	$107,000

EXECUTIVE SUMMARY

OVERVIEW

The Company provides solar energy offerings and supports our distribution channels through a patented online (web, mobile and tablet) big-data geomatic technology platform (the "Platform") that immediately and interactively estimates the economic benefits of solar energy and tailors a solar energy plan to best meet the unique needs of each customer. The Platform's intellectual property is protected by the Solar Profile Patent. (See "DESCRIPTION OF BUSINESS" below). We are currently managed by David Levine, Chief Executive Officer ("CEO"); Mike Rhodes, Chief Financial Officer ("CFO"); and Troy Pierce, Vice President of Operations ("VP Operations", together with the CEO and CFO, the "Operating Principals"). (See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES" below)

Through our Platform, we currently offer on-site solar energy solutions that include equipment, installation oversight and financing to reduce customers' electricity bills and maximize their long-term savings. These installations are referred to as behind the meter ("Behind the Meter") projects, meaning that the solar energy system produces power for on-site use. The location of the solar energy system is literally behind the utility company's usage meter, providing electricity to the on-site facilities and receiving a credit from the utility service provider for the total amount generated. Behind the Meter on-site solar energy requires net metering ("Net Metering") legislation to be in place for that state or jurisdiction, a system that compensates the solar energy generator who is also a utility customer based on the difference between the amount of retail utility grid electricity ("Legacy Power") consumed and the amount exported by the customer's solar energy system through the utility's meter.

In addition, we intend to develop community solar or shared/local solar projects and subscription services (collectively, "Community Solar") which give electricity consumers the ability to reduce their bills by applying the energy generated by solar panels on remote sites within their community to replace their consumption of traditional electricity. One requirement of Community Solar is virtual net metering ("VNM"), a bill crediting system operated by the utility service provider. With Community Solar, a subscriber will contract for the energy generated by a share in the remote solar facility. In order to distribute the solar energy generated by Community Solar, we plan to enter into subscription agreements with customers relating to VNM.

This is a critical development in the target market for our services. While most marketing reports estimate that only 25% of U.S. single family homes are suitable for residential solar, with many ineligible due to shading or improper orientation issues; community solar is nicknamed "residential solar for everyone", and its recent rapid growth in the marketplace is due to the fact that anyone and everyone, even residents who do not own their own homes, can benefit from a community solar subscription.

We also intend to develop and expand the capacity of the following distribution channels through enhancements to our Platform:

- Direct lead generation with marketing automation, online advertising, search engine marketing, content marketing and social media marketing;

- Partnerships with resellers, churches, schools, municipalities, associations and other organizations that wish to add solar energy as a new member benefit or revenue stream; and

- Independent representatives offering solar energy to friends, neighbors, relatives and other community members as a way to augment income or build new careers.

Our overarching strategy is to apply the capabilities of our Platform to reduce the customer acquisition and fulfillment costs associated with on-site Behind the Meter solar energy, to build a valuable portfolio of Community Solar generating facilities, to expand the addressable solar energy market and to provide solar energy at costs competitive with other solar energy providers and with Legacy Power sources.

PRINCIPAL OFFERING TERMS

The following is a summary of some of the key terms on which the Company will offer and sell the Securities. This Summary is not a complete description of this Offering and is qualified in its entirety by the balance of this Form C, the Intermediary Platform and each of the exhibits attached to this Form C or available on the Intermediary Platform. Each prospective investor is strongly encouraged to read thoroughly this Form C, the Intermediary Platform and their respective exhibits.

A. Crowd Safe Transaction Overview

Crowdfunding Investors (the "*CF Investors*") will invest up to a maximum of One Million Seventy Thousand Dollars ($1,070,000) (the "*Maximum Offering Amount*") in Geostellar, Inc. ("*Geostellar*" or the "*Company*") through the purchase of Crowd Simple Agreements for Future Equity ("*Crowd Safes*"). The target offering amount will be set at Fifty Thousand Dollars ($50,000) (the "*Target Offering Amount*"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. The Company has the right to extend the Offering Deadline at its discretion. Securities issuable with regard to investments in excess of the Target Offering Amount will be allocated on a first-come, first-served basis.

B. Crowd Safe Offering

Securities to Issue:	Up to 1,070,000 Crowd Simple Agreements for Future Equity (the "*Crowd Safes*"). The Crowd Safes are convertible into shares of Series CF Preferred Stock upon the occurrence of the sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than Five Million Dollars ($5,000,000) with the principal purpose of raising capital (an "*Equity Financing*").
	The Crowd Safes are convertible into either, at the CF Investor's option, shares of Series CF Preferred Stock or cash equal to their aggregate purchase amount of the Crowd Safes (the "*Purchase Amount*") upon the occurrence of (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's Board, (ii) any reorganization, merger or consolidation of the Company, (iii) a sale, lease or disposition of all or substantially all of the assets of the Company, or (iv) the closing of the Company's first firm commitment underwritten initial public offering of the Company's common stock pursuant to an effective registration statement filed under the Securities Act (each, a "*Liquidity Event*").

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the relevant CF Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the CF Investor and holders of other Crowd Safes (collectively, the "*Cash-Out Investors*") in full, then the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Except with regard to CF Investors purchasing at least Fifty Thousand Dollars ($50,000) worth of Crowd Safes ("*Major Investors*"), any conversion upon an Equity Financing shall be at the sole discretion of the Company. Major Investors shall have the discretion on whether to convert any Crowd Safes held by them upon an Equity Financing. The Company shall provide Major Investors with 10 days' notice of any proposed Equity Financing, including the material terms thereof.

"*Equity Securities*" shall mean the Company's common stock ("*Common Stock*") or preferred stock ("*Preferred Stock*") or any securities convertible into either of the foregoing, except for (i) any securities granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any simple agreements for future equity issued by the Company.

Conversion Upon Equity Financing:	With regard to a conversion upon an Equity Financing, a CF Investor's Crowd Safes are convertible into a number of shares of Series CF Preferred Stock equal to (i) if the pre-money valuation of the Company is less than or equal to Twenty-Two Million Dollars ($22,000,000) (the "*Valuation Cap*"), the quotient obtained by dividing the Purchase Amount by the lowest price per share of the securities sold in the Equity Financing; or (ii) if the pre-money valuation of the Company is greater than the Valuation Cap, the Purchase Amount divided by the quotient of (a) the Valuation Cap divided by (b) the Company's Fully Diluted Capitalization; provided, however, that in each case, the applicable conversion price per Crowd Safe shall never be less than $0.50 (the "*Conversion Cap*"), as equitably adjusted for stock splits, stock dividends, combinations, recapitalization and the like after the date of this instrument.

"*Fully Diluted Capitalization*" means the sum, as of immediately prior to the relevant Equity Financing, of (i) the aggregate number of issued and outstanding shares of Common Stock and Preferred Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options and warrants, but excluding (a) the Crowd Safes, (b) any other Safes, and (c) convertible promissory notes; and (ii) all shares of Common Stock or Preferred reserved and available for future grant under any equity incentive or similar plan, including any such plan to be created or increased in connection with the Equity Financing.

Conversion Upon Liquidity Event:	With regard to a conversion upon a Liquidity Event, the Crowd Safes of a CF Investor that fails to select a cash payment will automatically be converted into a number of shares of Series CF Preferred Stock equal to the Purchase Amount divided by the quotient of (a) the Valuation Cap divided by (b) the Company's Liquidity Capitalization; provided, however, that the conversion price per Crowd Safe shall never be less than the Conversion Cap, as equitably adjusted for stock splits, stock dividends, combinations, recapitalization and the like after the date of this instrument.
	"*Liquidity Capitalization*" means the number, as of immediately prior to the relevant Liquidity Event, of shares of Common Stock and Preferred Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) the Crowd Safes; (iii) any other Safes; and (iv) convertible promissory notes.
Dissolution Event:	In the event of any liquidation, dissolution or winding up of the Company approved in accordance with governing documents of the Company (a "*Dissolution Event*"), any holders of Crowd Safes that have not yet converted to shares of Series CF Preferred Stock shall share ratably in any proceeds with the holders of Common Stock (on an as-converted basis based on a valuation of Common Stock as determined in good faith by the Board at the time of the relevant Dissolution Event).
Minimum Investment:	The minimum investment by any single CF Investor shall be Two Hundred and Fifty Dollars ($250) and the maximum investment by any individual shall be limited in accordance with Regulation CF.
Voting Rights:	The Crowd Safes shall bear no voting rights.
Information Rights:	Information rights will be governed by Regulation CF and applicable law.
Capitalization	The Company's capital structure before the closing (the "*Initial Closing*") of this Offering (the "*Pre-Crowd Safe Offering Capitalization Table*") is set forth on Exhibit A, and the Company's capital structure after the Offering Deadline, assuming the sale of the Maximum Offering Amount (the "*Post-Crowd Safe Offering Capitalization Table*"), is set forth on Exhibit B.
Offering Period:	This Offering is required to remain open for a period of 21 days and the Company anticipates leaving the offering open for a period of 60 days. Upon obtaining commitments for the Target Offering Amount the Company may close the offering upon 5 days' notice to those potential investors who have made commitments. The committed funds of potential investors must remain in escrow with PrimeTrust, LLC until such time as the offering closes and all funds must be returned in the event that the Target Offering Amount is not met prior to the end date of the offering.

Transfer Restrictions:	Pursuant to Regulation CF, a CF Investor may not transfer his or her Crowd Safes during the one-year holding period beginning when the Crowd Safes were issued, unless such Crowd Safes are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a Member of the Family of the CF Investor or the equivalent, to a trust controlled by the CF Investor, to a trust created for the benefit of a member of the family of the CF Investor or the equivalent, or in connection with the death or divorce of the CF Investor or other similar circumstances.
	"*Member of the Family*" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.
	In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring CF Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer. In addition, the CF Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.
Other Material Terms:	The Company does not have the right to repurchase the Crowd Safes, which do not have a stated return or liquidation preference. The Company cannot determine if it currently has enough Preferred Stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.
Aggregate Proceeds:	A dollar amount between the Target Offering Amount and Maximum Offering Amount.
Use of Proceeds:	The proceeds from the sale of the Crowd Safes may be used for general working capital purposes, expenses related to the issuance of the Crowd Safes, including Intermediary fees and accounting expenses, and to fund anticipated expenses related to the Company's future Qualified Offering. (See "USE OF PROCEEDS" below)

C. Series CF Preferred Stock

Conversion Rights:	The Series CF Preferred Stock is a series of Preferred Stock to be issued by the Company upon conversion of the Crowd Safes. The Series CF Preferred Stock shall be subordinate in all respects to all series of Preferred Stock issued and outstanding prior to the conversion of the Crowd Safes, including, but not limited to the Series AA-1 Preferred Stock, the Series AA-2 Preferred Stock, the Series BB Preferred Stock, the Series C Preferred Stock, the Series C-1 Preferred Stock, and any

Series CF Preferred Stock issuable upon conversion of Safes other than the Crowd Safes (collectively, the "***Company Senior Preferred Stock***").

Dividends:	The Series CF Preferred Stock will not carry any fixed dividend amount or rate. However, the Series CF Preferred Stock shall be entitled to receive dividends prior and in preference to any declaration of payment of any dividend on Common Stock, when, as and if declared by the Board of Directors of the Company (the "***Board***").
Liquidation Preference:	In the event of any liquidation, dissolution or winding up of the Company approved in accordance with governing documents of the Company, the proceeds shall be paid first to the holders of the Company Senior Preferred Stock in accordance with their respective terms, then to the Series CF Preferred Stock in an amount equal to one (1) times the Conversion Price plus declared but unpaid dividends on each Series CF Share.
	A merger or consolidation (other than one in which stockholders of the Company own a majority of voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "***Deemed Liquidation Event***"), thereby triggering payment of the liquidation preference described above unless the holders of greater than 50% of the Series CF Preferred Stock elect otherwise.
Mandatory Conversion into Common Stock:	Each share will automatically be converted into Common Stock at a 1:1 ratio in the event of the closing of a firm commitment underwritten public offering with a price four (4) times the conversion price of the Series CF Preferred from the Crowd Safes (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $50 Million (a "***QPO***").
Anti-Dilution Provisions:	No price-based anti-dilution protection.
Voting Rights:	The Series CF Preferred Stock shall be non-voting.
Information Rights:	Information rights will be governed by Regulation CF and applicable law.
Other Investor Rights:	Other rights and restrictions related to the CF Investors shall be as set forth in a Series CF Preferred Investor Agreement ("***CF Agreement***"). The CF Agreement shall contain standard provisions related to lock-ups, Company right of first refusal, limitations on transfer, and drag-alongs. The CF Investors will not become parties to the existing agreements entered into between the holders of the Company's Senior Preferred Stock.

GEOSTELLAR, INC.

RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws. We caution investors that any forward-looking statements presented in this Form C, or which management may make orally or in writing from time to time, are based on management's beliefs and assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "would," "result" and similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements.

Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. While forward-looking statements reflect the Manager's good faith belief when made, they are not guarantees of future performance. The Manager and the Company expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form C may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We undertake no obligation to revise or publically release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

THE FOLLOWING DISCUSSION OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS BEFORE DECIDING WHETHER TO INVEST IN THE COMPANY. EACH PROSPECTIVE INVESTOR SHOULD CONSIDER, AMONG OTHER MATTERS, THE FOLLOWING FACTORS IN DETERMINING WHETHER AN INVESTMENT IN THE COMPANY IS A SUITABLE INVESTMENT.

COMPANY RISK FACTORS

We have incurred operating losses and may be unable to achieve or sustain profitability in the future.

We have incurred operating losses since our inception on February 22, 2010. We have incurred net losses of $3,581,413 and $5,778,487 for the two fiscal calendar years 2015 and 2016, as we have invested in our patented online (web, mobile and tablet) big-data geomatic technology platform (the "Platform"), focused on lead generation, developed our sales and fulfillment processes, and worked towards cash flow breakeven point. We expect to continue to incur net losses from operations as we finance our operations, expand our fulfillment, engineering, administrative, sales and marketing staffs, and implement internal systems and infrastructure to support our growth. Failure to grow at a sufficient rate to support these investments in personnel, systems and infrastructure, could adversely affect our business and results of operations. Our ability to achieve profitability depends on a number of factors, including:

- growing our customer base;

- finding investors willing to invest in us;

- maintaining and further lowering our cost of capital;

- reducing the time between first customer contact and interconnection to the power grid, which improves customer satisfaction and conversion rates, and reduces fallout;

- reducing the cost of components for our solar energy systems;

- reducing our operating costs by optimizing our sales, design and installation processes and supply chain logistics; and

- Achieving profitability and our ability to sustain or increase our profitability in the future.

Our ability to utilize net operating loss carry-forwards to offset future taxable income may be limited.

As of December 31, 2016, we had approximately $9,673,413 of federal and state net operating loss carry-forwards. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carry-forwards that can be utilized annually in the future to offset taxable income. If such a change in our ownership occurs, our ability to use our net operating loss carry-forwards in any fiscal year may be significantly limited under these provisions.

We have not yet generated significant revenues.

We were organized on February 22, 2010 and have less than four years of operating history managing Behind the Meter solar energy projects from first point of contact to completion, and less than one year of operating history with Community Solar upon which investors may judge our performance. We currently have nominal assets and intend to expand our operations utilizing proceeds from this offering. We have incurred net losses of $3,581,413 and $5,778,487 for the years ending December 31, 2015 and 2016, respectively. We are subject to all of the business risks and uncertainties associated with any new business; including the risk that we will not achieve our investment objectives and that the value of an investor's investment could decline substantially. Our ability to achieve profitability in this business will depend upon many factors, including, without limitation, our ability to execute our growth strategy and technology development, obtain sufficient capital, develop relationships with third party partners, adapt to fluctuations in the economy and modify our strategy based on the degree and nature of competition. We can provide no assurances that our operations will ever be profitable or that we will be able to generate sufficient revenue from operations to pay operating expenses and meet our obligations as a going concern.

Our auditors have expressed concern regarding ability to operate as a going concern.

We currently have limited working capital and little ability to generate revenue in the short term, which casts doubt about our ability to operate as a going concern. We have suffered losses from operations for each of the past two years and expect to incur additional operating losses in the future as we continue our product development, marketing, and customer acquisition programs.

We plan to fund our losses from operations and capital funding needs through current cash on hand, this offering, and future debt and equity financings, including this offering, which we may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances and licensing or collaboration arrangements. If we obtain the proceeds of this offering will enable us to continue operations and continue our business plan for approximately two months. We may be unable to secure additional financing or other sources of funding on acceptable terms, or at all. If we are unable to obtain funding, we could be forced to delay, reduce or eliminate business prospects, which could adversely affect our future business prospects and our ability to continue as a going concern.

We do not have the ability to pay all of our debts and may not be able to obtain additional capital.

Our lines of credit are severely limited, including lines of credit with our suppliers. The development of our business will require substantial capital expenditures. The capital raised in this offering will not be sufficient to fund our projected operating and ramp up costs, and additional investment capital will be required. Additional sources of capital may not be available or may only be available on unfavorable terms. Our ability to access additional capital is dependent upon, in part, the financial strength of the capital markets at such time.

We have limited capitalization and working capital, and as a result, we are dependent on raising funds to grow and expand our business.

Our ability to move forward with our business objectives, including the development of community solar and behind-the-meter projects, as well as the enhancement of our Platform, is dependent upon the success of a contemplated Qualified Offering. There can be no assurance as to the timing of or demand for the Qualified Offering.

We may, whether concurrently with or following the Offering, divert resources towards a "Token Crowd Sale" of cryptographic digital tokens. Digital tokens, including any tokens that may be developed and

issued by the Company, are subject to extensive legal and regulatory uncertainty, price volatility and security risks.

We are considering the possibility of developing a cryptographic digital token protocol (a "Digital Asset") and marketing it to the public through a Token Crowd Sale. Digital Assets have only recently been the subject of domestic and foreign regulatory focus. As Digital Assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies have begun to examine the nature of Digital Assets and the markets on which they are traded. However, there are many significant regulatory authorities that have yet to address the regulation of Digital Assets. On July 25, 2017, the SEC released an investigative report, concluding for the first time that a Digital Asset—tokens offered and sold by the DAO, a smart contract structured as a digital investment fund—were "securities" within the meaning of the Securities Act. If any of our future Digital Assets were similarly deemed to be "securities", our Digital Assets would decline in utility and usage; for example, they could not legally be traded on a Digital Asset exchange without an applicable exemption from registration of "resales". We may also be required to obtain a money transmitter license or meet other burdensome compliance obligations. In addition, if our potential issuance of Digital Assets is found to be in violation of securities and other laws, we could be subject to fines, disgorgement of profits and other penalties.

As relatively new products and technologies, cryptocurrencies and other Digital Assets have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of demand for Digital Assets is generated by speculators and investors seeking to profit from the short- or long-term holding of such assets. Consequently, Digital Assets have been subject to a high degree of price volatility. In the event we do issue Digital Assets, it is likely they may experience speculation and dramatic fluctuations in value, which could adversely affect the likelihood of a successful Token Crowd Sale.

Developers and issuers of Digital Assets frequently encounter cyber security and data privacy risks. A number of Digital Asset indexes and exchanges have been hacked in recent years, and millions of dollars of cryptocurrencies have been stolen without recovery. The autonomous nature of the Internet and Digital Asset indices and exchanges exacerbate these risks. While we would take reasonable security measures to protect our Digital Assets, software, proprietary information and other assets, there can be no assurances that we may not be the target of malicious attacks seeking to identify and exploit weaknesses in our software or any exchange on which any of our future Digital Assets may be traded which may result in the loss or theft of our Digital Assets or customer information. Such an event could interrupt or damage our operations, financial condition and our relationships with investors, customers and business partners.

Servicing our debt requires a significant amount of cash and we may not have sufficient cash flow from our business to pay our substantial debt; other actions we are forced to take to satisfy our obligations under our indebtedness may not be successful.

Our total consolidated liabilities were $6,213,702 as of December 31, 2016 and $4,806,428 as of December 31, 2015. Our ability to make scheduled payments of the principal of, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not be able to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing our operations and operating expenses, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive.

Our ability to issue additional securities and to refinance our existing indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these

activities or engage in these activities on desirable terms, which could result in a default on our debt obligations or otherwise significantly limit our ability to respond to periods of increased liquidity pressure.

We are subject to restrictions with our senior lenders.

We are subject to certain restrictions based on the covenants we provided to our senior lenders. On February 25, 2016, we entered into a Loan and Security Agreement (the "Novus Loan Agreement") with Novus. As consideration, Novus required a first priority security interest on all of our personal property, including intellectual property, accounts receivable, supplies, financial assets, etc. The Novus Loan Agreement contains covenants pursuant to which we agreed, among other things, not to create additional liens on Novus' collateral, even if junior in priority, unless such liens are permitted by Novus, or within the ordinary course of business. We also entered into a certain Loan and Security Agreement (the "Matador Loan Agreement"), dated October 7, 2016, with Matador. The Matador Loan Agreement contains several financial and other restrictive covenants, including restrictions on our ability to incur indebtedness (outside of the Qualified Offering), pay dividends, redeem or repurchase its outstanding securities, engage in new business lines, liquidate or dissolve the Company, increase or decrease the size of the Board, and amend or alter our governing documents, among other things. There are also limitations and restrictions with regard to the formation or acquisition of domestic subsidiaries. In addition, the Matador Loan Agreement requires us to comply in all material respects with applicable laws and licensing requirements and to deliver unaudited monthly and quarterly financial statements as soon as practicable, but within 30 days and 45 days, respectively, as well as audited financial statements within 150 days of the end of the fiscal year. We also must provide an annual operating plan and budget to Matador. We also entered into a certain Loan and Security Agreement with the Geostellar Capital Fund II ("GCF2") effective June 7th, 2017, in which GCF2 became a fund authorized to lend money to the Company on terms similar to the Matador Loan Agreement. GCF2 was treated pari passu with Matador, and became a first priority lien holder in the Intercreditor Agreement in place between the Company, Novus, and Matador. The only significant difference on the GCF2 fund was the allowable use of funds was for general working capital purposes. All of the restrictions, negative and affirmative covenants, and reporting requirements that are in the Matador Loan Agreement are also in the GCF2 Loan and Security Agreement. As such, the senior lenders maintain significant control over our operations, which could impact our business operations and corporate governance.

We have restructured certain obligations under the Matador Loan Agreement.

The Matador Loan Agreement contains certain restrictive covenants. Among such covenants, is that we agreed to maintain a segregated account for specifically permitted purposes pursuant to the Matador Loan Agreement. On March 28, 2017, we entered into an agreement with Matador to waive these historical compliance requirements under the Matador Loan Agreement in order to provide additional working capital, with the obligation to replenish by October 31, 2017, and to establish certain controls such as compliance with a budget that is satisfactory to Matador and bi-weekly financial reporting. Such compliance requirements, however, are still in place after October 31, 2017 or the earlier closing of the Qualified Offering.

We are dependent upon the success of our distribution and referral partners, their success in motivating their marketing force and our success in developing our own marketing force.

Our revenue depends in large part on the success of our distribution and referral channel partners, reseller network and referral marketing programs. The success of a referral marketing force is highly dependent upon our ability, and the ability of our partners, to offer a commission and organizational structure and sales training and incentive program that enable resellers and independent representatives to recruit and develop other resellers and independent representatives to create an organization. There are a

number of other products and services offered through referral marketing channels and we must compete for the interest of our channel partners and referral marketing forces to promote our products and services. In order to do so, we may be required to increase our marketing costs through increases in commissions, sales incentives or other features, all of which could adversely affect our future earnings. In addition, the level of confidence of the resellers and independent representatives in our ability to perform is an important factor in maintaining and growing a referral marketing force. Adverse publicity and negative customer experiences concerning us could adversely affect our ability to maintain the confidence of our sales force.

The majority of our business is conducted primarily through a small number of channel partners, and we are highly dependent upon such channel partners for a significant percentage of revenue.

Most of our sales have come through a few highly productive channel partners. Approximately 59% of our revenues recorded in 2015 came from three channel partners: XOOM Solar, 3M, and CISCO. In 2016, approximately 67% of our revenue recorded was derived from three channel partners: XOOM Solar, CISCO, and CREDO. We attract the majority of our customers through channel partners, many of whom compensate independent resellers and independent representatives, and we depend upon them directly for the majority of our sales in most of our markets. Accordingly, our success depends in significant part upon our ability to support our channel partners in motivating a large base of resellers and independent representatives to promote solar energy systems. We compete against companies with experience selling solar energy systems to customers through a number of distribution channels, including homebuilders, home improvement stores, digital direct online marketing, door-to-door canvassing, phone banking, direct mail, advertising, large construction, electrical and roofing companies and other third parties and companies that access customers through relationships with third parties in addition to other direct-selling companies. If our channel partners experience decreases in sales volume, and we are unable to replace that volume through other channel partners, our business could be negatively impacted. Similarly, if we fail to compete effectively through our referral marketing efforts or are not successful in executing our strategy to sell our solar energy systems through other channels, our financial condition, results of operations and growth prospects will be adversely affected. Our continued reliance on a small number of channel partners for a majority of our revenue presents an ongoing risk to our ability to meet our business objectives.

Challenges by third parties to the legality of our business operations could harm our business.

We are also subject to the risk of private party challenges to the legality of our operations, including our direct selling system, the direct selling systems of our partners, and our solar energy marketplace and distribution model. The regulatory requirements concerning direct selling systems and the promotion and installation facilitation of solar energy systems generally do not include "bright line" rules and are inherently fact-based and subject to judicial or administrative interpretation. An adverse judicial or administrative determination against us with respect to our direct selling system or solar energy marketing, or in proceedings not involving us directly but which challenge the legality of other direct selling marketing systems or solar energy marketplaces, could have a material adverse effect on our business. There is also risk that challenges and settlements involving other parties could provide incentives for similar actions by resellers or independent representatives against us and other direct selling companies. Other companies with direct selling systems have recently faced such challenges. Any challenges regarding us or others in our industry could harm our business if such challenges result in the imposition of any fines or damages on our business, create adverse publicity, increase scrutiny or investigations of us or our industry, detrimentally affect our efforts to recruit or motivate resellers and independent representatives and attract customers, or cause laws to be interpreted in a manner inconsistent with our current business practices.

An increase in the amount of compensation paid to resellers and independent representatives would reduce profitability.

A significant expense for our business is the acquisition cost for new residential solar customers, in the form of payment of compensation to our channel partners, resellers and independent representatives. We compensate our channel partners, resellers and independent representatives by paying commissions and bonuses. Factors influencing the overall commission payout include the growth and depth of the direct selling program, the retention rate of resellers and independent representatives, the level of promotions, local promotional programs, and business development agreements. Any increase in compensation payments to channel partners, resellers or independent representatives as a percentage of net sales will reduce our profitability.

Our direct selling system may fail to comply with rules and regulations.

Direct-selling laws and regulations may prohibit or severely restrict our direct sales efforts and cause our revenue and profitability to decline, and regulators could adopt new regulations that harm our business. Local and state and federal regulations concerning general contracting, consumer finance and the promotion of solar energy installations and financing may prohibit or severely restrict our ability to offer solar energy systems without a local general contracting license and other compliance steps. Our direct selling system and those of our channel partners are subject to extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints, and may be subject to new laws and regulations. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, which compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products.

Our installers are licensed general contractors and are subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on our business and results of operations.

We are not a licensed general contractor. Our installers, who are licensed general contractors, are responsible for every customer installation. Although our customers sign contracts directly with our installers, we cannot guarantee we will not incur vicarious liability in connection with the installation of our systems. For example, our installers frequently puncture our customers' roofs during the installation process, and we cannot guarantee that under certain circumstances we will not be held vicariously liable for their failure to adequately weatherproof such penetrations following the completion of construction. We rely on a small number of installers operating in each of our markets. Shortages of skilled labor for our projects could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or not cover our costs for that project.

In addition, the installation of solar energy systems and energy-storage systems requiring building modifications are subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, utility interconnection and metering, environmental protection and related matters. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installation facilitations and to design solar energy systems to comply with these varying standards. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to us and our customers and, as a result, could cause a significant reduction in demand for our systems.

Our channel partners, resellers and independent representatives are independent contractors or corporate entities and may not comply with our policies and procedures.

Our resellers and independent representatives are independent contractors and entities and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if such resellers and independent representatives were our own employees. As a result, there can be no assurance that our resellers and independent representatives will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our referral marketing program policies and procedures. Extensive federal, state, local and foreign laws regulate our business, our products and our network marketing program. While we have implemented policies and procedures designed to govern the conduct of our resellers and independent representatives and to protect the goodwill associated with our trademarks and trade names, it can be difficult to enforce these policies and procedures because of the large number of resellers and independent representatives and their independent status.

Although our channel partners, resellers and independent representatives are independent contractors or corporate entities, improper actions on the part of channel partners or representatives that violate laws or regulations could harm our business.

Given the size and diversity of our referral marketing program, we experience problems with resellers and independent representatives from time to time, especially with respect to our members in new markets. Resellers and independent representatives often desire to enter a market before we have received approval to do business in order to gain an advantage in the marketplace. Improper reseller or independent representative activity in new geographic markets could result in adverse publicity and can be particularly harmful to our ability to enter these markets. Violations by our resellers or independent representatives of applicable law or of our policies and procedures in dealing with customers could reflect negatively on our products and operations, and harm our business reputation. In addition, it is possible that a judicial or administrative body could hold us civilly or criminally accountable based on vicarious liability because of the actions of our resellers or independent representatives. If any of the above or related events involving our resellers or independent representatives occur, our business, financial condition or results of operations could be materially adversely affected.

Our channel partners may circumvent our Platform and exclude us from the selling process.

Through our online marketplace, we essentially serve as a "middleman" connecting solar customers with equipment distributors, installers and financing. As a middleman, there is always the risk that distributors, installers and solar customers might work out deals directly with each other, circumventing our Platform and cutting us out of the process. If this occurs, our business and operations would be adversely affected.

If we are unable to maintain or expand our referral marketing capabilities and channel partnerships, we may not be able to generate anticipated revenue.

We rely primarily on our channel partners, resellers and independent representatives to promote our solar energy solutions. Our solar energy solutions require a sophisticated sales force, which requires training. Our training typically spans several months to achieve productivity. We have worked to upgrade and expand our sales team in order to increase revenue from new and existing clients and to further penetrate our existing markets and expand into new markets. We are constantly evaluating our sales organization as part of our efforts to optimize our sales operations to grow our revenue. Competition for qualified sales personnel is intense, and there can be no assurance that we will be able to retain our existing sales personnel or attract, integrate or retain sufficient highly qualified sales personnel, which could adversely affect our revenue growth.

We may sue, or be sued by, third parties in connection with our operations.

We contract directly with various providers of goods and services. From time to time, disputes may arise between us and the vendors with whom we contract for goods and services. When a dispute cannot be resolved amicably, a lawsuit may be filed to resolve the dispute. In addition to relief granted by a court of law, vendors who have provided goods and/or rendered services to us with respect to our operations may be permitted, under applicable law, to file materialman's and/or mechanic's liens with respect to such goods and/or services, the filing of which may be necessary in order to perfect a lien claim pending the resolution of the dispute. Under such circumstances, we will be adversely affected.

Our sales and the installations that we facilitate are subject to seasonality of customer demand and weather conditions which are outside of our control.

Our sales are subject to the seasonality of when customers buy solar energy systems. We experience spikes in orders in the spring and summer months which, due to lead time, result in installations and revenue increasing during the summer and fall. Tax incentives can generate additional backlog prior to the end of the year, depending upon the incentives available and the tax appetite of customers. Our ability to facilitate the construction of systems outdoors can be impacted by inclement weather, which can be most prominent in our geographic installation regions during the first and fourth quarters of the year. As a result of these factors, our first quarter is generally our slowest quarter of the year. If unexpected natural events occur and we are unable to manage our cash flow through these seasonal factors, there could be a negative impact on our financial position, liquidity, results of operation and cash flow.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends, in part, on our proprietary technology, including our software, information, algorithms, processes and know-how. We rely on statutory copyright, trademark, patent and trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights both in the United States and abroad, may not be adequate. We cannot assure you that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons, which could have a material adverse effect on our business, financial condition and results of operations. Various parties may challenge, invalidate or circumvent our patents, trademarks and other intellectual property rights, if any. There can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our technology. Effective patent, copyright and trade secret protection may be unavailable or limited in some of the markets in which we operate, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor, and any such litigation may be costly and may divert management attention as well as other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Some third party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations in such a way so as to avoid infringement of those intellectual property rights. Our proprietary or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future. Third parties may raise claims against us alleging infringement or violation of their intellectual property and any such litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Our inability to respond to changing technologies and issues presented by new technologies could harm our business.

The solar energy industry is subject to rapid technological developments and changes. If we rely on products and technologies that cease to be attractive to customers, or if we are unable to respond appropriately to changing technologies and changes in product function and quality, we may not be successful in capturing or retaining significant market share. In addition, any new technologies utilized in our solar energy systems may not perform as expected or as desired, in which event our adoption of such products or technologies may harm our business.

Specifically, we operate our Platform that uses big data geomatics to provide an instant, interactive solar profile describing the unique benefits of solar energy for individual properties. A competing technology could emerge that surpasses the Platform technology and/or our related Solar Profile Patent could be challenged or invalidated. Any decrease in the viability of our technology—whether by competition or by the invalidation of our own technology—could negatively impact our results of operations.

We will derive the majority of our revenue from facilitating the installation of solar energy systems in certain regions in the United States.

We will focus our solar energy development in certain geographic regions in the United States given the climate, electric utility rates and incentives. This geographic concentration exposes us to increased risks associated with the growth rates, government regulations, economic conditions, weather and other factors that may be specific to those geographic regions to which we would be less subject if we were more geographically diversified. The growth of our business will require us to expand our operations in existing markets and to commence operations in other geographic regions. Any geographic expansion efforts that we may make may not be successful, which would limit our growth opportunities.

Our plans to develop community solar are new and have not faced regulatory scrutiny.

We anticipate expanding our community solar offerings and introducing shared or subscription solar energy plans. Community solar is currently available in only a small part of the country. The regulations concerning community solar vary greatly between the areas where it is available. To date, most community solar implementations have been large-scale solar farms that are connected to the utility grid through a substation, not through a standard three-phase commercial-grade interconnection. Our plans for

offering community solar facilities from the rooftops of small to medium-scale commercial facilities are untested. Our plans for higher margins, recurring revenue and long-term value creation depend on our ability to develop community solar on our untested business model. We cannot guarantee our model for community solar will be allowable in the major community solar markets.

We depend on a limited number of suppliers of solar panels and other system components to meet anticipated demand for our solar energy systems. Any shortage, delay or component price change from these suppliers could result in sales and installation delays, cancellations and loss of our ability to effectively compete.

Our business of facilitating the installation of solar panels necessitates our obtaining solar panels, inverters and other system components. Such materials are available from a limited number of suppliers, which makes us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain and expand our relationships with existing or new suppliers, we may be unable to meet anticipated demand for our solar energy systems or we may only be able to offer our systems at higher costs or with delays. If one or more of the suppliers that we rely upon to meet anticipated demand ceases or reduces production, we may be unable to satisfy this demand due to an inability to identify alternate suppliers or to qualify alternative products on commercially reasonable terms in a rapid fashion.

In addition, production of solar panels involves the use of numerous raw materials and components. Several of these have experienced periods of limited availability, particularly polysilicon, as well as indium, cadmium telluride, aluminum and copper. The manufacturing process for some of these raw materials and components is lengthy, requires significant capital investment, and relies on the continued availability of key commodities, potentially resulting in an inability to meet demand for these components. The prices for these raw materials and components fluctuate depending on global market conditions and demand and we may experience rapid increases in costs or sustained periods of limited supplies.

We depend on a limited number of financing suppliers to meet anticipated customer demand for our solar energy systems.

Customer financing for our solar systems is provided by a limited number of financing suppliers. One of our key suppliers of loan and power purchase agreement ("PPA") financing, SunEdison, filed for Chapter 11 bankruptcy on April 21, 2016. Another key PPA supplier, OneRoof Energy, Inc., announced on January 20, 2017 that it is in default under its head office lease for failure to pay rent. This default created a default under their secured loan facility giving their secured lenders the right to accelerate and demand immediate payment of all outstanding balances, including principal and accrued interest, under such loans, totaling approximately $100 million. During the past two years, a single financing provider, Service Finance Company, financed about 38% of our total transactions in 2015 and 40% of our total transactions in 2016. Likewise, we depend upon on a small number of PPA providers for PPA financing. We do not know, and do not have the ability to discover, whether our current loan and PPA providers are economically viable. If a financing entity on which we are dependent ceases to do business, or is no longer willing to provide financing for our projects, our profitability and business operations could be adversely affected.

Rising interest rates could adversely affect our business.

Changes in interest rates could have an adverse effect on our business. For example:

- rising interest rates would increase our cost of capital; and

- rising interest rates may negatively impact our ability to secure financing on favorable terms to facilitate customers' purchases of solar energy systems or energy generated by our solar energy systems.

The majority of our cash flows to date have been from solar energy systems that have been financed by unsecured loans. Interest rates are at historically low levels, partially because of intervention by the U.S. Federal Reserve. The U.S. Federal Reserve has taken actions to taper its intervention, and should these actions continue, it is likely that interest rates will rise, which could cause the cost solar financing to rise and increase the cost of solar energy compared with retail electricity. As a result, our business and financial condition could be harmed.

Our success depends on the efforts, experience and abilities of our management team.

All of our administrative functions and day-to-day operations will be performed by the Operating Principals and by industry professionals and experts recruited by the Operating Principals. Our success will depend in part upon our ability to attract, motivate and retain a sufficient number of qualified management, sales and technical personnel, and our ability to retain the Operating Principals. The loss of any of these individuals, especially David Levine, our CEO, would be difficult to overcome. We have a "key man" insurance policy to attempt to mitigate the risk of losing David Levine, but the value of the policy would be insufficient to cover the costs of recruiting and grooming a replacement CEO. The loss of the services of one or more of the Operating Principals and especially our CEO could adversely affect operating results.

Our officers and directors are entitled to certain protections from the Company.

The Company (but not its stockholders) will indemnify the officers and directors of the Company, as well as certain persons serving in certain other capacities at the request of the Board (each, an "Indemnitee"), for losses which arise out of acts or omissions of such Indemnitee under certain circumstances. While we may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit our ability to obtain or continue to maintain such insurance coverage at a reasonable cost.

Certain conflicts of interest exist between us, certain Operating Principals and our stockholders.

The primary conflict of interest that affects the Company is that our landlord is a company controlled by our CEO, David Levine, called ThreeSquare, LLC. We are unable to meet our monthly lease obligation to ThreeSquare, LLC, which is $21,000 per month. Currently we have outstanding rent payments to ThreeSquare, LLC in our accounts payable on the balance sheet of $87,591. Our lease states that unpaid rent amounts will accrue interest at the rate of 10.0% per annum. We are also technically in default with our lease agreement due to this lack of payment. Additionally, some of our directors may invest in other business ventures, and as investors, they may be engaged in, and may continue to engage in, investments in other business ventures including ventures in alternative and/or renewable energy markets. Efforts by those parties to maximize the value of such other business interests could conflict with the interests of the Company and its stockholders.

Our failure to hire and retain a sufficient number of employees would constrain our growth.

Our headquarters is located in Martinsburg, West Virginia. The labor market in Martinsburg is constricted, due to high demand for, and low supply of, skilled professionals. We may struggle to locate qualified personnel in Martinsburg or that are willing to relocate to Martinsburg. If so, we may hire

personnel to work remotely, in which case our increased reliance on the internet for the success of our operations would pose an additional risk.

Provisions in our Certificate and Bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management.

Our governing documents contain provisions that could delay or prevent a change of control of the Company or changes in our management that the stockholders of the Company may believe advantageous. These provisions include:

- limiting the ability of stockholders to call a special stockholder meeting;

- limiting the ability of stockholders to act by written consent;

- requiring the approval of more than sixty percent (60%) of the members of the Board for certain matters;

- authorizing the Board to make, alter or repeal our Bylaws; and

- establishing advance notice requirements for proposing matters that can be acted upon by stockholders at special meetings.

Our operations will only be monitored by legal counsel on an as-needed basis.

The representation of the Company by legal counsel is limited to the specific matters as to which it has been retained and consulted by such persons. Other matters may exist that could have a bearing on the Company and its investments, the Company and/or its respective affiliates as to which legal counsel has been neither retained nor consulted. Legal counsel does not undertake to monitor compliance by the Company or its affiliates with the solar development program and other investment guidelines and procedures set forth in the Company's governing documents, nor does legal counsel monitor compliance by the Company and/or its affiliates with applicable laws, unless in each case legal counsel has been specifically retained to do so. Legal counsel does not investigate or verify the accuracy or completeness of information set forth in this Agreement concerning the Company, or any of its respective affiliates, personnel or investments. Legal counsel is not providing any advice, opinion, representation, warranty or other assurance of any kind as to any matter to any prospective investor of the Company.

RISKS RELATED TO THE SOLAR INDUSTRY

A drop in the retail price of conventional electricity or non-solar renewable energy sources may negatively affect our business.

The demand for our solar energy offerings depends in part on the price of conventional electricity, which affects return on investment resulting from the purchase of solar energy offerings. Fluctuations in economic and market conditions that impact the prices of conventional and non-solar renewable energy sources could cause the demand for solar energy systems to decline, which would have a negative impact on our business.

Our business prospects could be harmed if solar energy is not widely adopted or sufficient demand for solar energy systems does not develop or takes longer to develop than we anticipate.

The solar energy market is at a relatively early stage of development. The extent to which solar energy will be widely adopted and the extent to which demand for solar energy systems will increase are uncertain. If solar energy does not achieve widespread adoption or demand for solar energy systems fails to develop sufficiently, we may be unable to achieve our revenue and profit targets. In addition, demand for solar energy systems in our targeted markets may not develop or may develop to a lesser extent or more slowly than we anticipate. Many factors may affect the demand for solar energy systems, including the following: (i) availability of government and utility company subsidies and incentives to support the development of the solar energy industry; (ii) government and utility policies regarding the interconnection of solar energy systems to the utility grid; and (iii) fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources, such as changes in the price of natural gas and other fossil fuels.

Loan programs designed for solar energy, such as PACE, have been slow to gain nationwide adoption.

Residential Property Assessed Clean Energy ("PACE") programs have been adopted in only a few markets across the United States. Laws to support PACE must be adopted by state legislatures and then the rules and regulations must be adopted by local authorities. Residential PACE provides financing for solar energy for homeowners without a credit check. Other financing programs typically require a FICO score of at least 650. Some loan programs also have a debt-to-income ("DTI") ratio limit. A national PACE program has not adopted, and is not likely to be adopted in the near future. If PACE or a similar program is not adopted nationally, the residential solar market is likely to remain restricted to homeowners with acceptable credit ratings.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives could adversely affect our business.

Federal, state and local government and regulatory bodies provide for tariff structures and incentives to various parties including owners, end users, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in various forms, including rebates, tax credits and other financial incentives such as system performance payments, renewable energy credits associated with renewable energy generation or installation of renewable energy equipment, exclusion of solar energy systems from property tax assessments and net metering. We rely on these governmental and regulatory programs to finance solar energy system installations, which enables us to lower the price we charge customers for energy from, and to lease or purchase, our solar energy systems, helping to catalyze customer acceptance of solar energy with those customers as an alternative to utility-provided power. However, these programs may expire on a particular date, end when the allocated funding or capacity allocations are exhausted or be reduced or terminated. These reductions or terminations often occur without warning.

Applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. Reductions in, eliminations or expirations of or additional application requirements for, governmental incentives could adversely impact our results of operations and ability to compete in our industry by increasing our cost of capital, causing us to increase the prices of our energy and solar energy systems and reducing the size of our addressable market. In addition, this would adversely impact our ability to attract investment partners and our ability to offer attractive financing to prospective customers. The reduction, elimination or expiration of such incentives or delays or interruptions in the implementation of favorable

federal or state laws could substantially increase the cost of our systems to our customers, resulting in a significant reduction in demand for our solar energy systems, which would negatively impact our business.

Regulations and policies related to electricity rate design could deter potential customers from purchasing solar energy systems, reduce the value of electricity generated from solar energy systems, and reduce customer savings from solar energy systems.

All states regulate investor-owned utility retail electricity pricing. In addition, numerous publicly-owned utilities and electric cooperatives establish their own retail electricity pricing through some form of regulation or internal processes. These regulations and policies could deter potential customers from purchasing solar energy systems. For example, utilities may seek rate design changes to "de-couple" rates. This would result in lower volume-based rates, or the rates charged for kilowatt hour of electricity purchased by a residential customer, and higher unavoidable fixed charges that a customer is subject to when they purchase solar energy from third parties. This form of rate design would adversely impact our business as these charges are based on a customer's peak usage during a billing cycle. Thus, while homeowners with solar panels could use less energy, they could pay more for their utility service, depending on their peak usage. In addition to changes in general rates charged to all residential customers, utilities increasingly are seeking to apply solar-specific charges (which may be fixed charges, capacity-based charges or other rate changes). Thus, changes regarding electricity pricing could materially reduce the demand for solar energy products and services.

We have historically benefited from the declining cost of solar panels, and our business and financial results may be harmed as a result of increases in the cost of solar panels or tariffs on imported solar panels imposed by the U.S. government.

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of solar energy systems and customer adoption of this form of renewable energy. With an increase of solar panel and raw materials prices, our growth could slow, and our financial results could suffer. Further, the cost of solar panels and raw materials could potentially increase in the future due to a variety of factors which we cannot control, including the imposition of tariffs, duties, subsidies and/or safeguards or other trade-related costs or penalties or shortages of essential components.

RISKS RELATED TO THE CROWD SAFES

The Crowd Safes (Simple Agreements for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each CF Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Safes (Simple Agreements for Future Equity). Because the Crowd Safes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Safes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Safes may also adversely affect the price that you might be able to obtain for the Crowd Safes in a private sale. CF Investors should be aware of the long-term nature of their investment in the Company. Each purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Crowd Safes have a Conversion Cap.

The Crowd Safes convert to Series CF Preferred Stock subject to a conversion cap of $0.50 per Crowd Safe, as equitably adjusted for stock splits, stock dividends, combinations, recapitalization and the like after the date of issuance (the "Conversion Cap"). The Conversion Cap may limit the number of shares of Series CF Preferred Stock that CF Investors will receive upon the conversion of their Crowd Safes, particularly where the Fully Diluted Capitalization of the Company has increased but the valuation of the Company has not. For example, in the event the pre-money valuation of the Company prior to the Equity Financing in which a Crowd Safe converts is Twenty-Five Million Dollars ($25,000,000) and the Fully-Diluted Capitalization of the Company at such time is One Hundred Million (100,000,000) shares, each Crowd Safe will be convertible into two (2) shares of Series CF Preferred Stock instead of four (4) shares of Series CF Preferred Stock.

CF Investors will not become equity holders until the Crowd Safes are converted into shares of Series CF Preferred Stock or until an IPO or merger or sale of the Company.

CF Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the CF Investors may never become equity holders of the Company. CF Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. Except for certain "Major Investors," the Company is under no obligation to convert the Securities into shares of Series CF Preferred Stock. In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the CF Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

CF Investors will not have voting rights, even upon conversion of the Crowd Safes into shares of Series CF

Preferred Stock.

CF Investors will not have the right to vote upon matters of the Company even if and when their Crowd Safes are converted into shares of Series CF Preferred Stock. Upon such conversion, shares of CF Preferred Stock will have no voting rights (or protective provisions). While the CF Preferred Stock is convertible into Common Stock, which does provide voting rights, such conversion will not occur prior to a QPO (a qualified public offering where Common Stock is offered at price 4 times the conversion price of the Crowd Safes and the Company receives gross proceeds of at least $50 Million). Thus, CF Investors may never be able to freely vote upon any director or other matters of the Company.

CF Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

As holders of either Crowd Safes or shares of Series CF Preferred Stock, CF Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than (with respect to holders of Crowd Safes) as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, CF Investors will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, purchaser of Securities which have not been converted to shares of Series CF Preferred Stock will be entitled to distributions as if they were Common Stock holders. This means that such CF Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any Company Senior Preferred Stock holders, have been paid in full. If the Crowd Safes have been converted into shares of Series CF Preferred Stock, the CF Investors will be subordinated in rights and preferences to the holders of Company Senior Preferred Stock, and will be senior in rights (except for voting rights) and preferences only to holders of Common Stock.

Purchasers will be unable to declare the Securities in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which CF Investors will be able to demand repayment of their investment. Except for Major Investors, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a Liquidity Event, may the CF Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never complete a future Equity Financing or elect to convert the Crowd Safes upon such Equity Financing. In addition, the Company may never undergo a Liquidity Event, such as a sale of the Company or an IPO. If neither an Equity Financing nor a Liquidity Event occurs, the CF Investors could be left holding the Crowd Safes in perpetuity. The Crowd Safes have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Crowd Safes are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

TAX-RELATED RISK FACTORS

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS AGREEMENT AS TAX ADVICE AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN THE COMPANY.

Alterations of or additions to the Internal Revenue Code could significantly reduce demand for solar energy systems.

The corporate federal income tax rate has a significant impact on the demand for Solar Investment Tax Credit ("ITC") investment. If there were to be a reduction in the corporate federal income tax rate, a commensurate reduction in both the number of ITC investors in the market and the average amount of ITC investment per investor would ensue. Additionally, there is continuation risk associated with the ITC. In the event that comprehensive tax reform is adopted, the amount of the ITC for solar energy property could be reduced or discontinued altogether prior to the dates established in the current iteration of the Internal Revenue Code. The Internal Revenue Service could also issue guidance negatively affecting the desirability of the ITC to investors. The ITC serves as an important source of financing and incentive for adoption of solar technology and any reduction in the demand for ITC investment could negatively affect our business.

An investment in the Securities is subject to certain tax risks.

Each prospective investor should consult its own tax advisor as to the relevant tax considerations and as to how those considerations may affect its investment and to determine whether an investment in the Company is a suitable investment. In addition, significant and fundamental changes in the federal income tax laws have been made in recent years and additional changes are likely. Any such change may affect the Company and its stockholders. Moreover, judicial decisions, regulations or administrative pronouncements could unfavorably affect the tax consequences of an investment in the Company.

Community solar requires the application of tax credits to third-party owners, performance-based incentives ("PBIs") and favorable regulations.

A tax equity fund is a common means of financing community solar. In a tax equity fund, investors who can take advantage of the federal tax credits and depreciation will provide up to 40% of the project finance. The balance of the financing is provided by sponsor equity. After a five-year period in which the tax credits and depreciation are claimed by the tax equity investors, the ownership flips to the project sponsors, who receive income from PBIs and subscription revenue.

For this common form of community solar to provide a return to the tax equity investors and the project sponsors, the tax equity investors will need to qualify for the ITC, PBIs cannot lose substantial value and the local utility service provider needs to retain VNM. PBIs are most commonly Solar Renewable Energy Credits ("SRECs"), which can lose value if the local market becomes overdeveloped with solar energy or if the state government relaxes renewable portfolio standards. If there are changes in tax credits, PBIs and/or regulations, community solar might not be viable in major markets, which would have a negative effect on our business plan.

We are subject to extensive U.S. federal and state tax liabilities, including excise, sales/use, payroll, franchise, withholding, and ad valorem taxes.

New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us and our stockholders to interest and penalties.

THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY. ADDITIONAL RISKS MAY EXIST THAT ARE NOT PRESENTLY KNOWN TO THE COMPANY OR ARE DEEMED IMMATERIAL. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR INDEPENDENT ADVISERS BEFORE DECIDING WHETHER TO INVEST IN THE COMPANY. IN ADDITION, AS THE INVESTMENT PROGRAM OF THE COMPANY DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

GEOSTELLAR, INC.

BUSINESS STRATEGY

OVERVIEW

Our business and purpose is to provide affordable, clean solar energy on-site and by subscription, and reduce the costs of solar energy to consumers. Our business centers upon the development and enhancement of our Platform, through which we collaborate and partner with independent representatives, other entities and service providers to assist with solar energy sales, installation and financing. We anticipate developing our Community Solar business line, as discussed below. We are comprised of approximately 25 full-time employees that are involved in sales and growth, development and maintenance of our intellectual property and software, solar energy system design, and finance and human resources.

Our Platform (U.S. Patent No. 9,087,338 B2) performs an immediate and interactive simulation to tailor a solar energy plan to meet the needs of each customer. We are vigilant in protecting our intellectual property through registered trademarks and patents. Our current patent portfolio includes two issued patents, including one in the United States, U.S. Patent No. 9,087,338 B2 and one in the People's Republic of China, No. 103003818 B, as well as four patent applications pending in the United States and four patent applications pending internationally.

We distribute our solar energy offerings through online lead generation campaigns, partnerships and independent representatives. We facilitate installation and labor for residential and commercial-scale solar installation, which includes Community Solar projects. We engage in direct selling efforts and partner with third parties with regard to solar energy installations, marketing of solar energy, and finance options and compensate our partners via commissions or other benefits as discussed below.

We develop both Behind the Meter solar energy generating facilities and projects and Community Solar projects. A Behind the Meter project is a renewable energy generating facility that produces power generally intended for onsite use. The location of energy generating system is literally "Behind the Meter" on one's property, rather than on the electric grid or in the possession of the utility company. A Community Solar project is hosted on a site that is remote from the solar energy subscriber. The energy generated by a Community Solar facility is distributed through the electrical grid. The accounting is performed by the electric utility through VNM.

Our strategy is to reduce costs associated with the development and distribution of solar energy, to improve the economic benefits and convenience of solar energy, to expand the addressable solar energy market and to provide solar energy at costs competitive with other solar energy providers and with Legacy Power sources.

We endeavor to develop and manage a valuable portfolio of solar energy generating facilities, maintaining a positive cash-flow, servicing our debt and increasing stockholder value by applying the advanced capabilities of our Platform to expand and balance the development of on-site, local and long-distance solar energy solutions. Our primary means of achieving these objectives is through our continued investment in research and development focused on the advancement of our Platform, which applies proprietary software algorithms to identify sites for solar energy development, increase the capacity of our sales channels and reduce fulfillment costs.

In 2015 we invested $653,378 in the salaries of our software engineers, representing 37% of our total payroll. In 2016, we invested $740,130 in software engineering salaries, representing 25% of our total

payroll. We plan to continue, or increase, this level of investment in software engineering for the development of our Platform.

Additionally, we have received $1.31 million in U.S. Department of Energy ("DOE") SunShot awards to make solar more competitive with Legacy Power sources through enhancements to our Platform. One award, the Rooftop Solar Challenge grant of $500,000, provided funding to reduce the soft costs of solar energy through software enhancements to our Platform for customers, installers and authorities having jurisdiction. A second award, the SunShot Incubator grant of $750,000, funded the development of an Application Programming Interface ("API") to our Platform that enabled third party platforms to access our data, submit leads and perform solar computations. Recently, we were awarded $60,000 under the SunShot Solar in your Community Challenge competition to develop Community Solar for low and middle income solar energy subscribers. We have the opportunity to win an additional $500,000 in 18 months if we meet our development and subscription goals.

Lastly, we may choose to accelerate our solar project development cycles through the sale of time-share solar energy promotions through the distribution of smart contracts on the Ethereum blockchain network. Smart contracts for solar time-share allows customers who are not in Community Solar energy markets and who cannot install solar on-site to participate in the generation of clean renewable energy by promoting the development of solar energy projects in areas with high utility rates, local incentives and favorable regulations.

OUR PLATFORM

We host, maintain, support and promote a virtual web-based marketplace, e-commerce system, analytics engine, pricing system, and other related technology through the Platform. The Platform provides the ability for customers to order and in certain situations, finance solar power systems, products and services. The Platform also provides a method for the Company to deploy a licensed contractor to install the solar power system. Our Platform integrates and presents to the customer different solar options in terms of installation, financing, incentives, and savings. The Platform also provides the means for the Company and our partners to generate leads with regard to solar energy plans and installations and various finance options.

Our Platform is designed to reduce the cost of solar energy so that it can effectively compete with traditional or legacy energy sources. Our Platform also allows us to scale our revenue, continually improve margins by automating manual processes, and introduce new offerings, such as financing and equipment options, Community Solar and cryptocurrency smart contracts and tokens, in a capital-efficient manner. As an online platform company, we are fundamentally different than vertically integrated providers that leverage technology as an add-on, much like retail stores have difficulty competing with Amazon and eBay, hotels with Airbnb, taxi companies with Uber and Lyft and media companies with Facebook and Google.

The core of our Platform is a patented Solar Profile unique to each individual property. The Solar Profile simulates the performance of a solar energy system by placing a model in a 3D virtual world. The model includes installed costs, energy generation potential, avoided electricity costs and other factors that contribute to the economic and environmental benefits of solar energy for the customer.


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Solar radiance paths mapped on rooftops in a Washington, DC neighborhood

The simulation includes the following steps:

A 3D digital surface model ("DSM") is generated from a dense light detection and ranging ("LiDAR") point cloud. LiDAR creates a 3D map by timing the light returns from lasers mounted on fixed wing aircraft. These LiDAR point clouds, ranging from sub-millimeter to two-meter density, are typically collected by local, state and federal government agencies for such purposes as flood plain mapping, waste water and storm water management, tax assessment, forest and urban tree canopy mapping, engineering and critical infrastructure protection. The Company acquires the LiDAR from these government sources at little or no cost.

Radiance paths are mapped by ray casting from each square meter pixel to the position of the sun based on latitude at one-hour increments over the 8,760 hours of the year. For each hour, the pixel records whether the spot is in direct sunlight or shaded by an obstruction on the near or far horizon in the virtual world. The result is a raster map of solar intensity that uprates or derates incidental solar radiation ("Insolation") factoring typical meteorological data such as cloud cover, haze and reflectivity derived from a 10 km atmospherics grid as well as the normalized slope, tilt and orientation of the surface derived from the DSM after accounting for shade. Insolation is expressed as kilowatt hours per meter squared per day ($kWh/m^2/day$)

Solar panels are placed in position on virtual rooftop and ground sites in the buildable areas delineated by polygons that circumscribe the pixels with the highest Insolation values.

Solar energy production is determined by the efficiency of the panels and degradation over time and the Insolation values of the spot they are placed in the virtual world. Solar energy generation potential is described as kilowatt hours of energy per kilowatt of power capacity (kWh/kW).

Levelized Cost of Energy ("LCOE") is computed based on the installed cost per Watt of power, after the application of federal, state, local and utility incentives, and the amount of electricity that will be generated over the life of the solar energy installation. Financing terms are also computed into the LCOE, which is expressed as cost per kWh of energy generated ($/kWh).

The economic benefits of the installation are determined by comparing the LCOE with the cost of retail electricity after applying a local energy inflation value supplied by the Energy Information Agency of the DOE. The environmental benefits are determined by the greenhouse gas emissions that are avoided by the consumption of the solar energy generated as published for the utility service territory by the

Environmental Protection Agency ("EPA") in the Emissions & Generation Resource Integrated Database (eGRID).

The result of these "big data geomatic" operations is a database of Solar Profiles that describe the unique economic and energy characteristics of each individual property. The database is deployed into a cloud environment as the foundation for web, mobile and tablet applications that reduce customer acquisition costs ("CAC"), increase operational efficiency and improve the profitability of solar energy for both the customer and the Company.

Management believes that the increasing availability of drones for remote sensing using LiDAR and video will provide a new means of efficiently collecting and updating DSMs for modeling, verifying designs, inspecting sights and monitoring installations. We have begun testing the capabilities and are coordinating with our installation partners to receive the required commercial licenses in markets with high demand for solar energy. We expect to have a full deployment of drones in three key markets (the New York, Boston and Washington, DC major metropolitan areas) in 2018.

Additionally, new artificial intelligence ("AI") methods including machine learning, neural networks, deep learning and machine vision are being applied used to further expand the capabilities of the Platform and the capacity of our organization in marketing solar energy and fulfilling demand for solar. We will begin deploying AI software on our Platform in 2017.

Applications on the Platform are available for web browsers and as mobile and tablet apps. These applications support lead generation, customer conversion, installation and ongoing energy production monitoring. The Platform also integrates third-party applications and platforms through a robust API.

<u>**APPLICATION FEATURES**</u>

<u>POINT OF ENTRY</u>

Interaction with the Platform applications typically begins with the entry of a street address.



Applications for the Platform are available on the web, mobile and tablet devices

Customers, representatives and partners can also be introduced to our Platform through partner and professional profiles. Partners and representatives share and promote their profiles to attract customers. Management believes that customers who arrive at the Platform through a familiar partner or professional

representative are more likely to switch to solar energy than those who reach our Platform organically or through an advertisement. Partners and representatives track the progress of their customers through an online console, and can engage with inside sales representatives and their customers to support their customers on their go-solar journey.



Geostellar
Step 1: Enter your street
CONSOLE | CURIOUS | CONTACT | SIGN IN
Welcome to My Personal Profile!
Every Home is Different... Get what's right for You!
Willie Butler
Atlanta GA 30342
About Me
I'm a Vietman Vet who has been serving the Lord and my fellow man as a Minister for over four decades. Lower energy costs, cleaner air, economic opportunity and job creation within our local communities are just a few of the crucial advantages of solar energy. Solar is an important model of community investment that will empower our congregations to participate in the new, transformative energy economy. I'm passionate about bringing solar to communities of faith! Come and join our team. TODAY!!
SOLAR PROFESSIONAL
Referral Rewards Code: wjbutler
Generate solar energy for your home and inspire your community to follow your lead!
Go Solar!
With an instant, interactive Solar Profile for your home, you can explore equipment, financing and installation options to best meet the unique needs of your household.
Start Here
Go Pro!
Earn extra income while saving the planet by introducing solar energy solutions to your friends and neighbors. We'll support you every step of the way!
Join Our Team
Partner With Us!
Organizations of all types and sizes can generate new revenue streams, provide member benefits and reduce greenhouse gas emissions by becoming a Solar Partner.
Partner With Us

A Professional Profile for an Independent Representative

Each independent representative has a personal profile with a photo, brief biographical statement and paths to go solar, go pro and join the partnership program. The independent representative will be compensated for direct referrals of customers that switch to solar, for transactions originated by other representatives that join their team and for transactions originated by organizations that become partners.

A Partner Profile is Established for Organizations that Promote Solar Energy Solutions

Partnering organizations promote their partner profile page to receive compensation for members, employees and customers who switch to solar. Partners are compensated for transactions they initiate directly, and for transactions originated by independent representatives and partners recruited by the organizations. Partners can set up a Profile Page, Landing Page or Integrate with our Platform through the API.


Geostellar
Step 1: Enter your street
CONSOLE | CURIOUS | INCENTIVES | SHARE | CONTACT | DAVID
DELL
Dell
Organization
View Console
Welcome to Dell Solar
The Dell Solar Community Initiative offers employees a way to save money while reducing greenhouse gas emissions and the threat they pose to our planet. Our Solar Community offers discounts on solar energy equipment & installation, as well as financing plans tailored to best meet the unique needs of each individual household. To join, simply complete the form on this page. You'll receive an instant, interactive Solar Profile that will show you the benefits of solar energy for your home.
1-855-982-1341
Partner code: Dell
dell@geostellar.com

A Partner Page established by Dell to encourage employees to go solar

<u>THE SOLAR ENERGY BENEFITS ASSESSMENT</u>

Following the "Go Solar" path from the Geostellar home page, a professional or partner profile or from our mobile or tablet app leads to an assessment of the unique benefits of solar energy for the individual property.

Summary of Solar Benefits

Energy to meet the needs of your household

Going solar is an investment in yourself, your world, and your future. With solar energy, you decrease the amount of energy needed from your utility company. You are freeing yourself from the rising cost of electricity and protecting the planet from harmful greenhouse gas emissions.

MONTHLY HOUSEHOLD ENERGY NEEDS	
Electricity your home requires	3771 kWh
Average electricity your solar panels will generate	2065 kWh
% of your home's energy provided by solar energy	**55%**

SAVINGS ON UTILITY BILLS OVER 30 YEARS	
Total cost of grid electricity without solar panels	$427,385
Total cost of grid electricity & solar energy with solar panels	$250,059
By going solar you will save	**$177,326**

GREENHOUSE GAS EMISSIONS REDUCTION	
Equivalent # of trees planted	1502
Equivalent # of cars taken off the road	37.41
By going solar you will reduce your ghg emssions by	**176 Metric Tons**


46%
54%
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Solar
$427,385
$250,059
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354 MT
179 MT
Before
After

The Platform produces an immediate, interactive summary of solar benefits

The solar assessment begins with a summary of the energy offset, savings on electricity bills and greenhouse gas emissions reduction.



Your Solar Energy System

Power 14 kW capacity from 53 Solar Panels, each with 270 Watts of Power

Solar Panels

Based on over 20 years experience, S-Energy's PV module have proven to be the most reliable, durable and sustainable product. S-Energy (a division of Samsung).

Number of Panels	53
Model #	SN270P-10
Power	270 Watts
Material	Polycrystalline
Country of Origin	KS
Appearance	Blue on Black
Warranty	25 Years

Inverters & Optimizers

The SolarEdge PV inverter combines sophisticated digital control technology with efficient power conversion architecture to achieve superior solar power harvesting and best-in-class reliability.

Racking & Mounts

Ironridge XR100 and flashfoot2 are premium racking products.

The Major Components of the Solar Energy System are Presented

The assessment then presents the recommended solar panels, inverters and racking solution that comprise a complete solar energy system for the property. The solar panels generate DC energy, the inverters convert the DC energy to the AC energy consumed by the appliances, lighting and outlets on the property and the racking affixes the solar panels to the roof or ground site.

Financing the Installation

Total Installed Cost	$58,417.84		Cash Down Payment	$15,701.68
Finance Discount	-$2,716.17		Total Amount to be Financed	$40,000.00
Total Upfront Costs	**$55,701.68**			
			Loan Term Details	
LADWP - Solar Incentive Program	-$3,568.91		Term Details Loan Amount	$40,000.00
Federal Tax Credit	-$16,710.50		Term	12 years
Net Installed Cost	**$35,422.26**		Interest Rate	2.99%
			Term Loan Monthly Payment	$192.24
			Term	1 year
			Interest Only	
			Interest Only Monthly Payment	$99.67

Savings Chart and Cash Flow Graph

Electric Bill Without Solar	
First Year Monthly Electric Bill	$602.59 / mo
Annual Increase	4.2%
Combined Solar and Utility Monthly Payments	
Savings on Utility Bill With Solar	38.91%
First Year Combined Solar and Utility Monthly Costs	$377.48
Solar Financing Payments	
Solar Monthly Payment	$192.24
Term	12 years, then free!
Total 30-year Savings After Going Solar	
Total Savings on Electricity	**$166,302.84**

* includes Performance-based Incentives (PBIs) such as Solar Renewable Energy Certificates (SRECs) at current prices

- Electric Bill Without Solar
- Total Combined Monthly Payments

Detailing the Economic Benefits of a Solar Installation

The assessment provides an overview of costs, discounts, incentives, financing, savings and cash-flow over the life of the solar energy system.

TAILORING THE SOLAR ENERGY SYSTEM

Our Platform offers simple yet powerful tools to tailor the solar energy plan to best meet the needs of each individual customer. The collaborative features offer members, professionals and agents the ability to configure equipment, financing and installation options to provide the greatest savings on monthly electricity bills.



System

I have [53] solar panels
We estimate a maximum of 53 panels will fit in the most sunlit areas of your roof

S-Energy Blue on Black has 270 Watts of Power ⌄

Racking and Mounting
Select the solar panel attachments for your site

The roofing material is Asphalt Shingle ⌄

The mounting will be a IronRidge Flashfoot ⌄

The racking will be a IronRidge ⌄

Battery Backup
Battery storage will provide power to your home when the electricity grid is down.

Small backup ⌄

Adjusting the energy aspects of a Solar Profile

<u>TAILORING THE FINANCING</u>

Our Platform offers the ability to test financing options with different terms, interest rates and down payments.



55% Energy $0.045 kWh LCOE 41% Savings System Size: 14.31 kW $47,939 Down Net Cost $29,988 Savings $177,326

Finance

Custom financing available, please consult with a Solar Guide!

	Utility Only	20 Year Loan	12 Year Loan	Cash Plan
	Keep paying high electric bills that increase every year!	Reduce your electricity bills from day one with no out of pocket expenses or maintenance costs.	Finance your solar installation with no money down, keep your incentives and increase your property value.	Get the best return on your investment by purchasing your solar panels.
Energy Price	$0.160(First yr avg)	$0.08(30.0yr avg)	$0.06(30.0yr avg)	$0.045(30.0yr avg)
Up Front Costs	N/A	$14,700	$15,702	$47,939
Yr 1 Monthly Solar Payments	N/A	$200	$100	$0
Long-term Monthly Solar Payments	N/A	$167	$192	N/A
Avg. Monthly Utility Payment Yr 1	$603	$278	$278	$278
Avg. Monthly Combined Costs Yr 1	$603	$477	$377	$278
Avg. Monthly Savings Yr 1	N/A	$137	$237	$336
Annual Increase	4.2%	0%	0%	0%
Cost of Solar & Utility	N/A	$277,180	$264,651	$253,628
Total Utility Payment	$427,385	$220,071	$220,071	$220,071
Total Savings	N/A	$153,774	$166,303	$177,326
	Do Nothing	Select	Select	Select

Interactive financial simulations compare the benefits of various financing terms

ENERGY USAGE AND UTILITY RATES

55% Energy $0.045 kWh LCOE 41% Savings System Size: 14.31 kW $47,939 Down Net Cost $29,988 Savings $177,326

Usage

Monthly Consumption in KWh

3771.86

Monthy Bill: $603

Utility Name

Southern California Edison Co

Utility Dollars per kWh

0.160

Utility Rate Increase Percentage

0.042

Update

Energy usage and utility rates can be changed to refine the simulation and provide a more accurate assessment of the solar energy benefits.

LOCAL, STATE AND NATIONAL INCENTIVES

The solar profile also describes the customer incentives, including the federal tax credit, local and state rebates and performance based-incentives, group discounts and promotions. We pull incentive information through an API from the National Renewable Energy Lab's incentive database and perform the relevant computations based on system size, cost and simulated production.

	INCENTIVES	
Total Installed Cost		$34,160
Your **NGS** Discount (by **NGS**)		-$2,916
Your Finance Discount		-$566
Your discounted installed cost will be:		$30,678
☑ Residential Renewable Energy Tax Credit http://www.energystar.gov/taxcredits		$9,203.43
Your cost with Credits and Rebates will be:		$21,475
☑ Solar Renewable Energy Credits http://www.srectrade.com/srec_prices.php		$21,808.22
Net System Cost		-$334

ON-SITE BEHIND-THE-METER SOLAR ENERGY GENERATION

We help residential and commercial property owners by facilitating and managing the installation of solar panels to provide clean, renewable and affordable electricity for their households or businesses. Switching from traditional or legacy power to solar energy requires equipment, financing and installation labor. Through our Platform we manage the solar marketing, installation, operations, monitoring and maintenance processes. We also generate leads for onsite solar energy solutions directly through search engine marketing, social media marketing, content marketing and online advertising. With our big data repository, we have a natural opportunity for social sharing and search engine optimization. Leads are distributed to inside sales representatives, who work with the customer over the phone and online to tailor a solar energy plan that best meets their individual needs.


1.855.982.1341
(Toll Free)
Meet Your New Solar Energy System
Enter your street address, city, state & zip for happiness
Go Solar!
We use lasers & airplanes • Watch our video to learn more •

Simply enter a street address to retrieve the Solar Profile

The Platform supports comprehensive end-to-end on-site solar energy system installation and operational processes as follows:

Estimation. Using a web browser, tablet or mobile app, a property owner enters an address to receive an instant, interactive solar profile based on the physical, regulatory, economic and energy attributes of the property. The solar profile is used to customize the equipment, financing and installation options in a way that best addresses the unique features of the individual property and the needs of the property owner. The goal of the estimation stage is to optimize the system capacity and financing terms, identify specialized racking or additional costs that might be required, quantify the benefits of the solar installation and identify the primary objectives, such as savings over the life of the system or monthly savings on utility bills without upfront costs.

Design. Once the property owner has accepted an estimate on our Platform, a professional is dispatched to the property to conduct a site inspection and collect measurements and photographs. The information is submitted to the solar energy system designer who engineers the installation and prepares a detailed analysis of energy production, usage offset and cost savings on electricity bills. The final design is approved by the property owner and the locally-licensed contractor, and used as the basis for the permit application with the jurisdictional authority.

Installation. When the permit has been granted, Geostellar arranges for the equipment to be shipped to the installer from the distributor, and Geostellar schedules the installation. A remote Geostellar project manager oversees the installation in concert with an on-site project manager from the installer. On our Platform, photographs are shared throughout the process to assure quality.

Monitoring. After permission to operate has been granted by the utility service provider, the solar installation is energized. Geostellar support technicians monitor the performance of the system and alert the property owner if any issues are detected by our monitoring software. If maintenance is required, Geostellar will order replacement parts and dispatch a technician.



To optimize the solar energy installation in a way that best meets the unique needs of the property owner and features of the individual property, the Platform includes a database of equipment components, financing terms and installation labor costs. The Platform pre-computes a 3-D virtual model of each property in order to simulate the performance of an installed solar energy system. This model then serves as the core of the interactive solar profile, which allows the user to manipulate the equipment, financing and installation options to best meet the property owner needs.

1.   *Equipment*

Our primary sources of equipment are Soligent and Allied, both national distributors. We maintain credit lines with our distributors and they generally maintain 30-day payment terms. We plan to expand our relationships with distributors to other national and regional distributors to secure a wider variety of equipment options, increased credit lines and secure more flexible payment terms.

We have developed a co-marketing relationship with SolarEdge, a manufacturer of inverters and optimizers. In a co-marketing relationship, we will promote the equipment to the customers and co-sponsor educational and training events, as well as online contests and promotions. The equipment manufacturer will send us leads to close, introduce us to channel partners or promote us within their installer networks. We plan to develop additional co-marketing relationships with equipment manufacturers.

2.   *Financing*

The availability of financing is a major consideration for on-site installations. On-site solar energy can most effectively compete with legacy power sources when there are no upfront costs and the property owner saves money from day one. There are four primary forms of solar financing, with varying availability, costs, benefits and requirements, as follows: (1) unsecured consumer credit loans; (2) Property Assessed Clean Energy ("PACE") financing; (3) Leases and Power Purchase Agreements ("PPAs"); and (4) home equity loans and other secured financing.

Currently, most of the unsecured consumer credit financing for our projects is provided by Service Finance Company ("SFC") of Boca Raton, Florida. SFC has established an effective methodology for us to receive the funds and pay for the equipment and for the installation labor. Most other financing companies are set up to pay the locally-licensed general contractor. We do not hold contracting licenses, and it is important to our business model that we manage the flow of funds rather than rely on payments from installation contractors.

In order to provide more favorable financing terms to our customers and to earn revenue from the financing of on-site solar installations, we anticipate gaining loan broker credentials at some point in the future. We have not yet taken any steps toward qualifying as a loan broker, and we cannot guarantee that we will gain loan broker credentials in the future. Because we are not currently qualified as a loan broker, we do not earn any direct income from providing loans that finance solar energy installations.

With regard to PACE financing, it is secured with an assessment to the property tax bill, thereby eliminating the customer credit requirement, which is sometimes a barrier for the customer in obtaining an unsecured loan. The Company currently offers AllianceNRG (through Service Finance) in Florida, and we are in the process of adding Ygrene as a provider in Florida. We offer Home Energy Renovation Opportunity ("HERO") in California.

Leases and PPAs are forms of financing arrangements in which the equipment, installation, operations and maintenance costs are borne by the financing provider, which owns and operates the solar energy system for the financing term, which is typically 20 years. At the end of the term, there is generally a fair-market value buy-out option by the property owner. The customer pays a monthly rate for the solar financing that is lower than the cost of the Legacy Power replaced by the solar electricity.

We do not currently have any active lease or PPA provider partners, and have not offered leases or PPAs since February 2017 when our lease and PPA finance partner, OneRoof Energy, halted the provision of financing. We are currently in dialogue with other PPA providers, and are exploring the possibility of offering our own PPA. There is no guarantee that we will offer our own PPA.

With regard to home equity loans and other secured loans, typically a local bank is needed as well as a property assessment. Because these are seldom available on a national basis, we help customers apply for financing from local sources, and treat the transaction as a cash purchase.

We are not currently a financing company and do not currently make any money on the financing options we reflect via our Platform. We present financing options as an integral part of the on-site solar energy solutions in order to reduce friction in the process and improve our conversion rates.

3.   *Installation*

We enroll locally-licensed general contractors to perform installation labor. Each installer and the Company execute a Master Services Agreement ("MSA") that dictates the general terms and conditions for their service. A pricing addendum to the MSA lists the base labor costs and additional costs for site-specific requirements.

For each particular installation project, the installer signs a work order with us, and executes an Installation Agreement that is countersigned by the customer. The difference between the Installation Agreement and the MSA is that the MSA dictates the overall terms between the installer and the Company and Installation Agreement dictates the terms of the relationship between the installer and the customer. The work order is an attachment to the MSA that describes specific terms for a particular installation, including variances with the MSA. The work order includes installation details and construction costs, and the Installation Agreement dictates the pricing to the customer, as well as the workmanship warrantee and other terms and conditions. In most jurisdictions, the authoritative agreement for the installation must be between the customer and the locally-licensed contractor.

The base pricing for labor only can vary from $0.40/W to $1.00/W, depending on the jurisdiction. In urban areas such as the five boroughs of New York City, Chicago, Washington D.C. and Philadelphia, installations are highly regulated, increasing costs. Competition can also increase labor costs. Where there is high demand but few installers, contractors demand higher rates. Additionally, some states such as Washington and Oregon place additional demands and licensing requirements on installers, increasing the costs.

At an average of $0.65/W for residential and $0.50/W for commercial-scale installations, labor costs represent about 20% of the installed cost of a typical installation.

We believe that engaging with local contractors with between 5 and 10 crews serving several counties are the best installation partners, as we are able to take the burden of sales and marketing, system design and customer support off the installer, and in exchange, keep the installer's project pipelines full and crews busy.

DISTRIBUTION

PARTNERS

1. *Direct Campaigns*

When our third-party partners promote solar energy through direct campaigns online, driving leads to the Company for conversion by inside sales representatives, our partner is compensated. Compensation for direct distribution is based on the level of effort required for conversion and support, and our need to provide commissions to our inside sales representative who supports the customer. Compensation to our partner for a standard residential on-site solar installation varies from 4.0% to 10.0%. The most common method of direct distribution is through emails to a member or customer list that links to a partner profile on our Platform. Examples of direct campaigns include the following:

- **AAA**, emails to members in North and South Carolina with discount offers.

- **Credo Mobile**, a progressive mobile phone operator, including solar information to subscribers of Credo Action political action email lists.

- **Etsy Solar**, a feature on the Etsy marketplace for sellers of handcrafted goods to calculate their solar savings.

2. *Represented Campaigns*

Some partners offer solar energy through representatives that connect with customers by phone, canvassing, in retail stores or through network marketing. Compensation to our partners for a standard residential on-site solar installation through a represented campaign varies from 8.8% to 14% for this channel.

Examples of represented campaigns include the following:

- **XOOM Solar** is a subsidiary of network marketing company ACN, which provides solar energy solutions through independent representatives

- **America Green Solar** deploys canvassers with our tablet app to go door to door through neighborhoods with the highest concentration of qualifying homes, introducing residents to their solar profile

- **CREW (Clean Renewable Energy Worldwide)** is a co-op organization that trains members to offer solar energy to friends, neighbors and associates

3. *Channel Campaigns*

Partners that do not have direct contact with customers can offer solar energy through downstream affiliated organizations. The organization with the direct customer contact receives the bulk of the compensation for each individual transaction, and the channel partner receives a smaller share. Because

the channel partner can reach many customers through multiple affiliated organizations, the channel partner has an opportunity for significant additional revenue. The average compensation for a single residential on-site solar transaction to the channel campaign partner can vary from 2.0% to 10%.

Examples of channel partners include the following:

- **The Progressive National Baptist Convention**, an organization of about 500 member churches across the United States that offers solar to congregations through the member churches.

- **Greenhealth Exchange** provides solar energy to the employees and patients of member healthcare systems.

- **The World Wildlife Fund** organized Fortune 500 companies to offer discounted solar energy as an employee benefit.

4. *Compensation*

We compensate our partners based on their type of campaign. This compensation can be applied as a revenue stream to the partner, as a member benefit, as a greenhouse gas emissions offset or through loyalty programs. The partner compensation can also be shared between commissions, member discounts, offsets and loyalty points in any combination. The primary partner benefits follow:

- **Commissions** are paid to commercial organizations that want a new income stream or non-profits raising funds. Companies that receive commissions often sell solar along with competitive retail electricity, satellite TV, home security, mobile phone service, home improvements and other related goods and services. Examples of resellers receiving commissions include Modernize, an online lead generator, America Green Solar, a door-to-door canvassing organization and CREW, a co-op that offers a variety of energy efficiency and clean energy solutions for the homes and businesses.

- **Promotions** for discounted solar are offered by a wide variety of organizations to their employees, customers and community members. Examples of promotions include AAA member discounts, the City of Ann Arbor offering discounted solar to residents and employee benefit programs offered by major corporations such as 3M, Bosch, Cisco, Intuit and Johnson & Johnson.

- An **Offset** program is being piloted by Etsy for sellers on their marketplace. Sellers that go solar through Etsy receive a discount on a home solar energy installation based on the amount of certified greenhouse gas emission reduction units are transferred to Etsy as an offset of emissions from shipping and distribution.

- **Loyalty** programs are being planned for hospitality and travel companies. Rewards members will receive points and miles for going solar and for the energy they generate. The Company has an agreement with Points.com to administer the loyalty rewards program.


BENEFITS FOR YOU
NEW SOURCE OF REVENUE
30 YEARS OF CUSTOMER LOYALTY
SOLAR ENERGY EMISSIONS REDUCTION
CO2
LOWEST COST SOLAR
BIGGEST ENERGY SAVINGS
BEST GO SOLAR EXPERIENCE
BENEFITS FOR YOUR CUSTOMERS

Figure 8 Platform dynamics generate benefits for both partners and customers

INDEPENDENT REPRESENTATIVES

We train interested individual entrepreneurs to serve as independent representatives promoting solar energy in their communities. Independent representatives can also build organizations by recruiting friends, associates and neighbors to join their team.

Compensation for independent representatives is based on their own personal transactions as well as the volume of their team. As the independent representative succeeds at promoting solar energy, they earn experience points and improve their level of compensation.

Independent representatives can also recruit partnering organizations, and receive compensation on the total volume distributed by the partner.

COMMUNITY SOLAR

In several parts of the United States, electricity consumers can reduce their bills by applying the energy generated by solar panels on remote sites within their same service territory to replace their consumption of Legacy Power. This capability is commonly known as “Community Solar” though it is also known as shared solar, solar gardens or local solar. One requirement of Community Solar is VNM, a bill crediting system operated by the utility service provider. With Community Solar, a subscriber will contract for the energy generated by a share in the remote solar facility. The fractional share under contract will be a percentage of the entire power capacity of the facility. VNM measures the amount of energy produced by the share. For example, if a subscriber contracts for 3kW of power in a 300kW facility, the subscriber will receive a bill credit for the one percent of the total electricity generated by the solar facility each month.


1
Geostellar secures a site for the installation of a solar energy facility under a 30-year hosting agreement.
2
Geostellar completes installation and pays monthly hosting fees to property owner.
3
Geostellar sells solar subscription agreements to local customers that cannot install on-site solar.
4
Subscriber's electric meter is connected through the utility service provider to the generating facility.
5
Geostellar collects a monthly subscription amount and the balance of electricity bill (if any) from subscriber.
6
Geostellar pays the utility service provider balance of bill (if any), and retains amount paid for solar energy.
7
Subscriber saves money on electricity, property owner receives hosting fees and Geostellar receives income.
8
The net-present value of the generating local solar assets, based on a discounted cash-flow model, secures note holders.

Community Solar Process Flow for Hosts, Subscribers and Utility

In order to distribute the solar energy generated by the Community Solar power facilities, the Company enters into subscription agreements with customers relating to the VNM. When the solar energy is less expensive than traditional power, we can be flexible with commitment terms and with credit scores. Our standard subscription agreement is a one-year term that renews automatically if it is not cancelled. It will simply replace all or part of the electricity annually consumed by the subscriber. The solar energy will be billed on a monthly basis and automatically debited from a bank account. The balance owed to the utility will also be debited, and the entire amount due paid to the utility company. In this way, the consumer will simply reduce the costs of their overall electricity without the inconvenience of paying two entities or bills, and we will earn income for the solar electricity we have produced with our portfolio of generating assets.

We have executed hosting agreements with property owners who will be receiving rental income for hosting solar panels on their properties. When we have completed permitting and installation, and we have received permission to operate, we will register subscribers for VNM with the local utility service providers and begin receiving subscription revenue. We are not yet receiving subscription revenue from Community Solar generating assets as of the date of this filing. We expect to have subscribers registered for our Community Solar facilities and begin receiving subscription revenue by the end of 2017.

In order to abstract and virtualize the energy across a number of generating facilities and subscribers, the subscription agreement dictates an amount in dollars that will be paid by the customer for the solar electricity each month and the set value of that electricity over the course of the year.

We maintain the flexibility to change the VNM relationship between the subscriber and a particular generating facility. According to the VNM rules, we can register subscriber meters with the local utility to be credited with actual generation once each month with Solar Energy Subscriptions, and can transfer the connection between subscribers and generating facilities monthly. This aspect of Community Solar, much like the virtualization of servers in cloud computing, helps to manage costs and improve profitability from the fleet of solar generating facilities over their expected 30-year lifetime.

With Community Solar, solar energy is now available for homes and businesses that rent their premises that receive insufficient sunlight for on-site solar installations or that cannot make the long-term financial or contractual commitment required to install solar panels on their property. We provide Community Solar in areas where Legacy Power costs are high and incentives are strong, in order to be more

competitive with Legacy Power, achieve higher margins and to save subscribers more money on their electricity bills. To be most competitive, the cost to the consumer of the solar electricity we generate should be less than the retail rate of the Legacy Power they are replacing.

These requirements limit us to offering solar energy subscriptions in areas with high electricity costs, local or state incentives and favorable VNM regulations. The Company anticipates offering subscriptions in such regions, but does not currently have any hosting facilities secured in such regions. The qualifying regions include areas of the following:

- Maryland

- Massachusetts

- Minnesota

- New York

- Washington, DC



As we build a portfolio of generating Community Solar facilities, we intend to maintain optionality over the disposition of these assets. At times and in certain geographies we will retain long-term ownership of generating facilities, transfer ownership upon completion to a third-party purchaser or securitize the assets and associated cash-flows. If we transfer the ownership, we expect to receive cash at the net-present value of the potential electricity generated based on a discounted cash-flow model. In some cases, we might retain an operations and maintenance agreement with the new owner, and in some cases, we will terminate our responsibility for the facility upon ownership transfer. We expect these transactions, if we pursue this

course in certain instances, to be profitable, providing funds for further development of generating facilities that we can again retain or sell. For our anticipated subscription customers, we will be transparent about the savings on electricity bills and solve the problem of information asymmetry in solar pricing. We believe that for all offerings, there will be a simple transaction that in most cases will provide savings on electricity bills at a consistent rate over the term of the agreement. By successfully managing our portfolio, management anticipates generating substantial returns while providing favorable solar energy terms to customers.

GEOSTELLAR, INC.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
David Levine	Director; President, Chief Executive Officer, Chairman of the Board	51	2/22/2010 to present	N/A
Mike Rhodes	Chief Financial Officer, Treasurer & Secretary	52	10/1/12 to present	N/A
Troy Pierce	Vice President, Operations	45	9/2/14 to present	N/A
Lisa Younis	Director	48	7/25/2017 to present	N/A
John Greer	Director	57	10/7/2016 to present	N/A
Sam G. Rubenstein	Director	55	4/20/2015 to present	N/A
Xanthe Larsen	Director	46	2/15/2017 to present	N/A
Paul Feldman	Director	67	7/25/2017 to present	N/A

BOARD OF DIRECTORS

The Board currently has seven members, consisting of: (a) the CEO of the Corporation, David Levine; (b) three independent directors elected by a majority of the holders of the Company's Common Stock voting one vote per share, which include (i) Lisa Younis, (ii) Paul Feldman and (iii) Xanthe Larsen; (c) an appointee of Matador, the Series C lead investor, John Greer, (d) a director elected by a majority of the holders of the Corporation's Series AA shares, voting one vote per share, which is Sam Rubenstein, and (e) a director elected by a majority of the holders of the Corporation's Series BB shares, voting one vote per share. The last directorship, to be filled by the holders of the Corporation's Series BB shares, is currently vacant.

Xanthe Larsen

Xanthe Larsen, Esq., is a member of the Board. She received a B.A. and B.S. *cum laude* from the University of Utah. She also holds an M.B.A. and J.D. from the University of Utah. Ms. Larson is currently an attorney in private practice and an officer at the Engineering and Construction Risk Institute. Previously,

Ms. Larsen served as a partner in Chapman and Cutler's Project Finance and Energy Group, where she represented a wide range of institutions and companies in structured finance transactions, focusing her practice on energy development, alternative energy solutions, domestic and international project finance, and infrastructure development financings. She also has extensive experience with mergers, acquisitions, and other corporate transactions in the electric and renewable energy, oil and gas, mining and project development industries and general corporate transactions both in the United States and abroad. Prior to joining Chapman and Cutler in 2015, Ms. Larson worked as a partner at Akin Gump, LLP from May 2000 to April 2009 and Locke Lord, LLP from April 2009 to September 2015.

Lisa Younis

Lisa Younis is a member of the board. She is an active participant in political, social and regional organizations in West Virginia. Ms. Younis currently serves on the U.S. Commission on Civil Rights WV State Advisory Committee, which is concerned with the collateral consequences of felony convictions among other matters. Ms. Younis is also presently an executive committee member and secretary of the West Virginia Golf Association, an appointed commissioner of the West Virginia Human Rights Commission and an advisory board member of BB&T bank in Martinsburg, WV. Ms. Younis began her career as an orthopedic nurse and currently works as a marketing coordinator for Younis Orthodontics, her husband's practice, and a group fitness instructor at the Clarion Health Spa & Fitness Center.

David Levine

David Levine serves as our President, CEO and Board Chair. Mr. Levine graduated from Yale University with a degree in Philosophy, and he was awarded the Rackham Memorial Fellowship in Poetry at the University of Michigan. He founded the Company in 2010 to provide an efficient solar energy market place. Prior to Geostellar, Mr. Levine engaged in a number of entrepreneurial endeavors, including a video game technology platform and a market place for the exchange of whole loans and loan portfolios between financial institutions. Mr. Levine held a variety of business and technical leadership roles for geospatial pioneers, where he conceived some of the "big-data geomatic" models and simulations that provide the foundation for Geostellar's instant, interactive solar simulation. Mr. Levine has also served as executive director of the National Technology Transfer Center and as Director of Technology and Transformation in the West Virginia Development Office.

Sam G. Rubenstein

Sam Rubenstein is a member of the Board. He is the Founder and President of Panacea Capital Advisors, Inc., a venture capital and strategic advisory firm located in Bethesda, Maryland. Mr. Rubenstein also serves as a manager and investment officer for a Family Office (S&M Holdings, LLC). Mr. Rubenstein has more than 25 years of experience advising financial services companies, investors, entrepreneurs and U.S. middle-market businesses with identifying, structuring, negotiating, documenting and executing M&A and other corporate development transactions, debt and equity financing transactions, strategic alliances and distressed investment transactions. Prior to forming Panacea Capital Advisors in 2011, Mr. Rubenstein served for more than a decade as a senior executive officer and the general counsel of MCG Capital Corporation (Nasdaq: MCGC), a publicly traded investment company, and its wholly-owned SBIC subsidiary. During his tenure at MCG Capital, its portfolio grew from about $300 million to nearly $2 billion. At MCG Capital, Mr. Rubenstein's responsibilities included structuring, documenting and negotiating financing and fund raising transactions as well as corporate governance matters with respect to MCG Capital and its portfolio of controlled companies. Prior to joining MCG Capital, Mr. Rubenstein was an attorney and partner in private practice with two separate multinational law firms (Bryan Cave, LLP and Pepper, Hamilton & Scheetz), where his practice focused on corporate and commercial investment transactions as well as the regulation of financial services companies. Mr. Rubenstein received his J.D.

from The George Washington University National Law Center (1987) and his BBA in Data Processing and Honors Business from the University of Texas (1984).

Paul Feldman

Paul Feldman is a director and past chairman of the Midwest Independent System Operator (MISO) Board of Directors, which ensures the reliable delivery of electricity in 15 U.S. states and the Canadian province of Manitoba. He is also an independent director of the Western Electricity Reliability Council (WECC), where he serves as chairman of the Compliance Committee and chairman of the Compliance Hearing Body and as a member of the Governance Committee. U.S. Energy Secretary Steven Chu appointed Mr. Feldman to serve on the NCC and advise on matters related to electricity. He also serves as a member of the National Renewable Energy Laboratory in Golden, CO, on the Energy Systems Integration Technical Review Panel. In addition, he serves on several energy company advisory boards, including Boeing Corporation.

Mr. Feldman began his career with AT&T and Bell Labs where he remained for 20 years in positions of increasing responsibility until leaving as vice president of Consumer Products. While at AT&T, he held senior positions in marketing, sales, R&D and manufacturing. After leaving AT&T, he served as chief executive or vice president at Novell, Inc., Geo-Utilities, Inc., Columbia Energy, UtiliCorp United, AES, and AT&T/Lucent Technologies. He achieved the Professional Director certification and is a Board Leadership Fellow at the National Association of Corporate Directors.

John Greer

John Greer is a member of the Board and is the founder and Managing Partner of Matador Capital Partners, LLC. Prior to founding Matador in 2002, he was appointed to serve in the George H.W. Bush Administration (41) at the U.S. Department of the Treasury as Director of Financial Sector Reforms for East Europe and the former Soviet Union, where, after the fall of the Berlin Wall, he ran a multi-billion dollar financial sector reform and privatization effort with over 550 individuals stationed in 16 countries. He also served as a Special Assistant to the Assistant Secretaries of International Affairs and Economic Affairs at the U.S. Department of the Treasury. Prior to his government service, Mr. Greer served as President of Greer Capital Management, Inc., a merchant banking and investment firm and as Managing Director and Partner of Balanced Financial Corporation, a diversified investment holding company, both based in Dallas, Texas.

He has assumed the operating roles of Board Member, Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer in several private, public and governmental organizations; and has acquired, structured or financed over 500 transactions in oil, gas, real estate and operating companies spanning his 30-year career.

OPERATING PRINCIPALS

David Levine
President & Chief Executive Officer

See bio above in "BOARD OF DIRECTORS".

Mike Rhodes
Chief Financial Officer, Treasurer & Secretary

Mr. Michael Rhodes has been our Chief Financial Officer, Treasurer and Secretary for almost five years. Mr. Rhodes earned an MBA from the Hartford Graduate Center, which is managed by Rensselaer Polytechnic Institute (RPI), and he has a BS in Finance from the University of Connecticut. Mr. Rhodes has over 25 years of experience providing financial leadership to high growth startup, mid-sized, and Fortune 500 companies. Mr. Rhodes's background has been a blend of corporate finance (United Technologies Corporation), private equity (MCG Capital Corporation), venture capital (Global Partner Ventures), and mid-sized companies (Crystal Media Networks) where he served in various financial positions. Mr. Rhodes has specific experience in workouts, structuring and executing M&A transactions, and he has closed more than $450 million of debt and equity financing deals in his career.

Mr. Rhodes has a proven ability in driving profitability, maximizing cash flows and building enterprise value. He has significant industry experience in government, manufacturing, software, media, technology, telco, publishing and energy.

Troy Pierce
Vice President of Operations

Troy Pierce has been with the Company for more than three years and serves as our Vice President of Operations. He has over twenty years of sales, business development and operations leadership experience. Mr. Pierce is a Gulf War Veteran, having served in the United States Navy. While in the Navy, he developed exceptional foundational leadership and problem-solving skills, that have served him well during his career.   Mr. Pierce has been nationally recognized while under the employ of Sears Roebuck and Company, and was a top sales producer at National City Mortgage and Ricoh. Mr. Pierce earned an Associate's Degree in Applied Sciences at Blue Ridge Community and Technical College and is currently pursuing his MBA at the Edinburgh Business School.

INCENTIVE STOCK OPTION PLAN

As of the date of this Memorandum, the Operating Principals of the Company (i.e., the CEO, CFO, VP of Operations) held approximately 9.5% of the total option pool of the Company (3,500,000 options authorized). The Company's Incentive Stock Option Plan accounts for 8.3% of the fully diluted shares of the Company as of the same date. The Operating Principals' aggregate ownership of the total option pool may increase in the future if the Board approves additional stock grants and issues additional options to the Operating Principals.

EMPLOYMENT AGREEMENTS

The Company has entered into Employment Agreements with Mr. David Levine and Mr. Michael Rhodes, as well as certain other employees. Such Employment Agreements set forth their respective base salaries and benefits and prohibit each executive from engaging in other for-profit business activities without the written approval of the Chairman of the Compensation Committee of the Board.

David Levine Employment Agreement

The Employment Agreement for David Levine, our CEO, provides for:

- An initial base salary of $160,000, subject to increase to $195,000 following the sale of $1,500,000 in Series BB Preferred Stock, which occurred as of August 1, 2016;

- Performance incentive-based bonus subject to the Company meeting certain cash flow criteria and Mr. Levine's continuous performance of services through the end of the applicable bonus year;

- Retention bonus of 20% of his base salary if Mr. Levine remains in continuous service through the second anniversary of the effective date of the Employment Agreement, 30% of base salary if Mr. Levine remains in continuous service through the third anniversary of the effective date of the Employment Agreement, 40% of base salary if Mr. Levine remains in continuous service through the fourth anniversary of the effective date of the Employment Agreement, 50% of base salary if Mr. Levine remains in continuous service through the fifth anniversary of the effective date of the Employment Agreement; and

- Equity financing award if we close certain equity financings.

Mr. Levine's Employment Agreement prohibits us from terminating him without "Cause" unless such termination without Cause is approved by at least 60% of the members of the Board. We may terminate Mr. Levine for "Cause" if at least 60% of the members of the Board vote that reasonable Cause exists to justify termination for Cause based on one or more of the following factors (as specifically identified prior to the Board vote): (i) conviction of, or plea of nolo contendere to, any felony or of any other crime involving dishonesty, moral turpitude or illegal drugs; (ii) Mr. Levine's breach of any material provision of his Employment Agreement or of the Executive's Assignment of Inventions Agreement attached to his Employment Agreement; (iii) any act constituting dishonesty, fraud or immoral or disreputable conduct which is materially harmful to us or its reputation; (iv) any act of misconduct which is materially injurious to us; (v) refusal to follow or implement a clear and reasonable directive of the Board; (vi) gross negligence in the performance of Mr. Levine's duties; or (vii) breach of fiduciary duty. Prior to terminating Mr. Levine for Cause pursuant to the actions described in (v) or (vi) above and to the extent we determine such event is capable of being cured, we must give Mr. Levine notice of and an opportunity to cure such event. We will have no Cause to terminate Mr. Levine if he cures such event within 30 days of receiving written notice of same.

If we terminate Mr. Levine's employment without "Cause" or if Mr. Levine terminates his employment for "Good Reason" (as each such terms are defined in the Employment Agreement), Mr. Levine will be entitled to receive:

- Severance pay in the form of continued base salary for the severance period of 18 months; and

- If Mr. Levine is participating in our group health insurance plans, and he timely elects and is eligible for continued coverage under COBRA, then we shall pay up to a maximum of $5,000, of that portion of health insurance premiums we were paying prior to the termination of the severance period or the COBRA continuation period, whichever is shorter.

Mr. Levine's right to receive the severance pay is subject to his delivery of a release of claims in favor of the Company.

Michael Rhodes Employment Agreement

The Employment Agreement for Mr. Rhodes sets forth his base salary, which is currently $160,000 per annum. In addition, his Employment Agreements provides:

If the Company terminates the Executive, or the Executive terminates employment with us for "Good Reason," then the Executive is entitled to the following:

- Severance benefits of the executives then effective base salary for twelve (12) months following the separation of employment;

- If the Executive is participating in our group health insurance plans, and he timely elects and is eligible for continued coverage under COBRA, then we shall pay up to a maximum of $7,500, of that portion of health insurance premiums we were paying prior to the termination of the severance period or the COBRA continuation period, whichever is shorter

The Executive's right to receive the severance pay is subject to the delivery of a release of claims in favor of the Company.

If we terminate the Executive for "Cause," or if the Executive voluntarily terminates his or her employment without "Good Reason," the Executive will not receive severance pay other compensation, except any accrued but unpaid salary and benefits through the date of termination.

RELATED PERSON TRANSACTIONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with Related Persons. "Related Persons" are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. In addition, from time to time the Company may enter into transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its stockholders ("Conflicts of Interest").

The Company's transactions with Related Persons and Conflicts of Interest are set forth below:

Conversion of Rental Obligations

We lease our headquarters space in Martinsburg, West Virginia from ThreeSquare, LLC, which is owned by David Levine, our CEO, and his wife. ThreeSquare, LLC converted $172,485.90 in back rent and accrued interest into 662,620 shares of the Company's Series BB Preferred Stock in 2016. The lease and the conversion transaction were reviewed and approved by the Board. ThreeSquare, LLC also converted an outstanding note of approximately $51,474 to the Company into a short-term note with warrant coverage on June 28, 2017; as well as an outstanding note of $77,857 which was converted into our Reg D Safes (as defined in "SUMMARY CAPITALIZATION TABLE") on the same date.

Conversion of Legal Debt

Geostellar engaged the law firm of Spilman Thomas & Battle, PLLC ("Spilman Thomas") to assist with certain litigation in 2013 and 2014. Spilman Thomas previously converted the Company's outstanding legal bills for this effort into a long-term convertible note. On July 14, 2016, Geostellar converted $133,562 in unpaid principal and interest on the long-term note into 513,090 shares of the Company's Series BB Preferred Stock. Scott Rotruck, one of the observers of the Board and an investor in the Company, is employed by Spilman Thomas.

GEOSTELLAR, INC.

SUBSCRIPTION PROCEDURE

THE INTERMEDIARY

Pursuant to Section 4(a)(6) of the Securities Act, an Offering under Regulation CF is required to be made through either a registered funding portal or a registered broker-dealer. This Offering is being made through OpenDeal Inc., dba Republic, a registered funding portal (the "Intermediary"). As compensation for facilitating the Offering, the Intermediary shall be entitled to receive from the Company an amount equal to Five Percent (5%) of the amount raised in the Offering and a number of Crowd Safes equal to Two Percent (2%) of the Crowd Safes being issued in the Offering (other than the amounts payable and Crowd Safes issuable to the Intermediary, respectively). CF Investor funds will be held in escrow with PrimeTrust, LLC until the Target Offering Amount of investments is reached. The transfer agent and registrar for the Securities in connection with this Offering is FundAmerica, LLC.

SUBSCRIPTION PROCEDURE

In order to purchase the Securities, CF Investors must make a commitment to purchase on the www.republic.co (the "Intermediary Platform"). Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. The Company will notify CF Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the CF Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to CF Investors and receive reconfirmations from CF Investors who have already made commitments. If a CF Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the CF Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a CF Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the Initial Closing and the CF Investor will receive the Securities in exchange for his or her investment. Any CF Investor funds received after the Initial Closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Commitments to purchase by prospective CF Investors are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any commitment. If the Company rejects all or a portion of any commitment, the applicable prospective CF Investor's funds will be returned without interest or deduction.

GEOSTELLAR, INC.

SUMMARY CAPITALIZATION TABLE

GEOSTELLAR, INC.

SUMMARY PRE-CROWD SAFE OFFERING CAPITALIZATION TABLE

Geostellar, Inc.
Current Cap Table - ST Warrants & SAFE
As of August 11, 2017

Preferred Series C-1 Investment	$	214,102

Security	Shares	% Total
Common Shareholders		
David Levine	3,596,355	7.8%
Other Investors	1,527,028	3.3%
Stock Options - Authorized	3,500,000	7.6%
Warrants	1,122,122	2.4%
ST Note Warrants	1,857,411	4.1%
Total Common	11,602,916	25.3%
Preferred Shareholders		
Series AA-1	5,993,253	13.1%
Series AA-2	7,148,601	15.6%
Series BB	14,313,073	31.2%
Series C - Matador Capital	4,305,835	9.4%
Series C-1 (GCF2)	801,643	1.7%
Preferred Warrants (Series AA2)	470,366	1.0%
SAFE (as converted)	1,214,843	2.6%
Total Preferred	34,247,614	74.7%
Total Shares	45,850,530	100.0%

Beneficial Ownership

An issuer offering securities under Regulation Crowdfunding is required to disclose the name and ownership level of each person who is the beneficial owner of at least twenty percent (20%) of the issuer's outstanding voting equity securities. As of the date of this Offering, no single person holds 20% or more of the Company's outstanding voting securities. The largest holder of outstanding voting securities is David Levine holding 4,464,680 total issued shares of voting stock, equivalent, prior to the completion of this Offering, to a 13.5% ownership stake in the Company.

Ownership of Safe Holders

The Crowd Safes do not represent equity in the Company. The Company currently has no Crowd Safes outstanding, and the holders of Crowd Safes will hold 0% ownership in the Company both prior to and following this Offering, until their conversion into Series CF Preferred Stock.

Concurrently with this Offering, the Company is issuing up to $500,000 worth of Safes substantially similar to the Crowd Safes in a private placement under Rule 506(c) of Regulation D, promulgated under the Securities Act (the "Reg D Safes"). That offering will close on or shortly after the date of this Form C. There are currently 14 Reg D Safes outstanding, with an aggregate purchase price of $329,454. As with the Crowd Safes, the Reg D Safes do not represent equity in the Company. The holders of Reg D Safes will hold 0% ownership in the Company both prior to and following this Offering.

GEOSTELLAR, INC.

SECURITIES AND INDEBTEDNESS

OUTSTANDING SECURITIES

Type of Security	Common Stock
Amount Authorized	125,000,000
Amount Outstanding	5,104,892
Voting Rights	Yes
Other Rights	None
How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	The Crowd Safes are convertible into shares of Series CF Preferred Stock, which in turn are convertible into shares of Common Stock at a 1:1 ratio. In the event the Company issues additional Common Stock following the issuance of the Crowd Safes, the percentage of outstanding Common Stock the CF Investors may receive upon the conversion of their Crowd Safes and shares of Series CF Preferred Stock will be diluted.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	11.2%

Type of Security	Series AA-1 Preferred Stock
Amount Authorized	7,000,000
Amount Outstanding	5,993,253
Voting Rights	The holders of Series AA-1 Preferred Stock vote with the holders of Common Stock on an as-converted basis.
Other Rights	The Series AA-1 Preferred Stock is convertible into Common Stock. The holders of Series AA-1 Preferred Stock also benefit from a right of first refusal with respect to "Key Holder Sales", Major Investor rights, the right to require the Company to undergo a liquidity event, preemptive rights, information rights, drag-along rights and various

	protective provisions, as well as the right to vote with the Series AA-2 Preferred Stock holders as a single class to elect one member of the Board of Directors.
How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	The Series AA-1 Preferred Stock is senior in rights, preferences and privileges to the Series CF Preferred Stock. It may convert into Common Stock earlier than the Series CF Preferred Stock. Unlike the holders of Series AA-1 Preferred Stock, the holders of Series CF Preferred Stock do not have a right to elect a minimum number of member of the Board of Directors.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	13.1%

Type of Security	Series AA-2 Preferred Stock
Amount Authorized	9,000,000
Amount Outstanding	7,148,601
Voting Rights	The holders of Series AA-2 Preferred Stock vote with the holders of Common Stock on an as-converted basis.
Other Rights	The Series AA-2 Preferred Stock is convertible into Common Stock. The holders of Series AA-2 Preferred Stock also benefit from a right of first refusal with respect to "Key Holder Sales", Major Investor rights, the right to require the Company to undergo a liquidity event, preemptive rights, information rights, drag-along rights and various protective provisions, as well as the right to vote with the Series AA-1 Preferred Stock holders as a single class to elect one member of the Board of Directors.
How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	The Series AA-2 Preferred Stock is senior in rights, preferences and privileges to the Series CF Preferred Stock. It may convert into Common Stock earlier than the Series CF Preferred Stock. Unlike the holders of Series AA-2 Preferred Stock, the holders of Series CF Preferred Stock do not have a right to elect a minimum number of member of the Board of Directors.

Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	15.6%

Type of Security	Series BB Preferred Stock
Amount Authorized	19,000,000
Amount Outstanding	14,313,073
Voting Rights	The holders of Series BB Preferred Stock vote with the holders of Common Stock on an as-converted basis.
Other Rights	The Series BB Preferred Stock will convert into Common Stock at a 1:1 ratio upon the occurrence of the Company's initial public offering, or at any time at the option of each holder. The holders of Series BB Preferred Stock also benefit from a 1.5x liquidation preference, preemptive rights, information rights, drag-along rights and various protective provisions, as well as the right to elect two members of the Board of Directors.
How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	The Series BB Preferred Stock is senior in rights, preferences and privileges to the Series CF Preferred Stock. It may convert into Common Stock earlier than the Series CF Preferred Stock. Unlike the holders of Series BB Preferred Stock, the holders of Series CF Preferred Stock do not have a right to elect a minimum number of member of the Board of Directors.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	31.2%

Type of Security	Series C Preferred Stock
Amount Authorized	7,500,000
Amount Outstanding	4,305,835
Voting Rights	The holders of Series C Preferred Stock vote with the holders of Common Stock on an as-converted basis.
Other Rights	The Series C Preferred Stock will convert into Common Stock at a 1:1 ratio upon a qualified

	public offering (which is defined similarly to a Qualified Public Offering except that the threshold is 4 times the purchase price per share of Series C Preferred Stock instead of the Conversion Price), and may also be converted at any time at the option of the holder. The holders of Series C Preferred Stock also benefit from a 1.5x liquidation preference, preemptive rights, information rights, drag-along rights and various protective provisions, as well as the right to elect a member of the Board of Directors, voting with the Series C-1 Preferred Stock holders as a single class.
How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	The Series C Preferred Stock is senior in rights, preferences and privileges to the Series CF Preferred Stock. It may convert into Common Stock earlier than the Series CF Preferred Stock. Unlike the holders of Series C Preferred Stock, the holders of Series CF Preferred Stock do not have a right to elect a minimum number of member of the Board of Directors.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	9.4%

Type of Security	Series C-1 Preferred Stock
Amount Authorized	7,500,000
Amount Outstanding	801,643
Voting Rights	The holders of Series C-1 Preferred Stock vote with the holders of Common Stock on an as-converted basis.
Other Rights	The Series C-1 Preferred Stock will convert into Common Stock at a 1:1 ratio upon a qualified public offering (which is defined similarly to a Qualified Public Offering except that the threshold is 4 times the purchase price per share of Series C-1 Preferred Stock instead of the Conversion Price), and may also be converted at any time at the option of the holder. The holders of Series C-1 Preferred Stock also benefit from a 1.5x liquidation preference, preemptive rights, information rights, drag-along rights and various protective provisions, as well as the right to elect a member of the Board of Directors, voting with the Series C Preferred Stock holders as a single class.

How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	The Series C-1 Preferred Stock is senior in rights, preferences and privileges to the Series CF Preferred Stock. It may convert into Common Stock earlier than the Series CF Preferred Stock. Unlike the holders of Series C-1 Preferred Stock, the holders of Series CF Preferred Stock do not have a right to elect a minimum number of member of the Board of Directors.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	1.7%

Type of Security	Preferred Warrants (Series AA-2)
Amount Outstanding	470,366
Voting Rights	None
Other Rights	The Preferred Warrants grant the holders the right to purchase shares of Series AA-2 Preferred Stock at a strike price of $0.15945 per share (subject to adjustment). If the Company pays dividends otherwise than in cash to the holders of Series AA-2 Preferred Stock, the Company will pay the holders such dividends upon conversion of the Preferred Warrants. The holders of the Preferred Warrants also benefit from registration rights and information rights.
How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	The Preferred Warrants may purchase shares of Series AA-2 Preferred Stock at a price lower than the fair market value of the shares of Series AA-2 Preferred Stock at the time of purchase, thereby diluting the holders of other Company securities, including Series CF Preferred Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	1.0%

Type of Security	Common Warrants
Amount Outstanding	2,979,533*
Voting Rights	None
Other Rights	The Common Warrants grant the holders the right to purchase shares of Common Stock. The

	Common Warrants were issued at various points in time, and consequently the strike price for the Common Warrants varies from $0.04 per share to $36.62 per share.
How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	As described below, the Company may issue additional Common Warrants in the future. The Common Warrants may purchase shares of Common Stock at a price lower than the fair market value of the shares of Common Stock at the time of purchase, thereby diluting the holders of other Company securities, including Series CF Preferred Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	6.5%

*This figure is the sum of 1,122,122 Common Warrants plus 1,857,411 "ST Note Warrants" issued pursuant to the terms of the Unsecured 120-day Notes with Warrant Coverage (see "INDEBTEDNESS"). The Company is contractually obligated to issue additional ST Note Warrants—up to 8,000 in total—as long as said Notes are outstanding.

Type of Security	Reg D Safes
Amount Outstanding	14* ($329,454)
Voting Rights	None
Other Rights	The Reg D Safes bear rights similar to those of the Crowd Safes (e.g. they convert to CS Series Preferred Stock upon the occurrence of either a $5,000,000 Equity Financing or Liquidity Event). However, the Safes bear a $11,206,159 valuation cap in lieu of the Crowd Safes' $22,000,000 valuation cap.
How may these securities limit, dilute or qualify the Crowd Safes issued pursuant to Regulation CF	As the Reg D Safes and the Crowd Safes are convertible into the same series of Preferred Stock, a conversion of Safes will reduce the future percentage ownership of authorized CS Series Preferred Stock of the CS Investors, particularly where the two instruments convert upon the same Equity Financing immediately prior to which the Company is valued at greater than $11,206,159.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	The Pre-Crowd Safe Capitalization Table set forth above assumes an ownership percentage of 2.5% based on the conversion and valuation caps of the Reg D Safes (referred to as "SAFEs" in the Table).

	However, the percentage ownership of the Company by the holders of Reg D Safes will vary depending on the pre-money valuation and Fully Diluted Capitalization of the Company prior to the Equity Financing at which the Reg D Safes convert.

*The Company is currently conducting an offering of Reg D Safes, which will close on or shortly after the date of this Form C. The Company anticipates that up to approximately $500,000 worth of Reg D Safes will be sold. Currently 14 Reg D Safes have been issued at a purchase price of $329,454, but those number is subject to change.

Please describe any additional material differences between the Crowd Safes being offered and each other class of the Company's outstanding securities described above:
Unlike certain series of the Company Senior Preferred Stock, the Crowd Safes do not convey protective provisions, the right to elect members of the Board of Directors or voting, liquidation, preemptive, information or inspection rights. Like Preferred Warrants, the Crowd Safes are convertible into a series of Preferred Stock. However, the Company has sole discretion on which Equity Financing the Crowd Safes convert, except for Crowd Safes held by Major Investors.

In addition, the Series CF Preferred Stock into which the Crowd Safes convert ranks subordinate to all Company Senior Preferred Stock. Unlike certain other series of the Company Senior Preferred Stock, the Series CF Preferred Stock shall bear no anti-dilution protection or voting, information or inspection rights. Other rights and restrictions related to the Series CF Preferred Stock, including standard provisions related to lock-ups, Company right of first refusal, limitation on transfer and drag-alongs, are be as set forth in a separate "Series CF Preferred Investor Agreement."

PRIOR SECURITIES OFFERINGS

The Company has conducted the following prior equity securities offerings in the past three years from the date of this Offering:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration
Reg D Safes	TBD (Currently 14)	TBD (Currently$329,454)	Working Capital/Qualified Offering Expenses	August 2017	Rule 506(c)
Series C-1 Preferred Stock	801,643	$214,102	Working Capital/Project Purposes; Repayment of Outstanding Notes	June 7, 2017	Rule 506(b)
Series C Preferred Stock	4,305,835	$1,150,000	Working Capital/Project Purposes; Repayment of Outstanding Notes	October 7, 2016	Rule 506(b)

Common Warrants*	455,938	$0	Working Capital	October 5, 2016	Rule 506(b)
Series BB Preferred Stock	14,313,073	$3,269,735	Working Capital	July 14, 2016	Rule 506(b)
Common Warrants	250,862	$0	Coverage on Venture Debt for Working Capital	May 2, 2016	Rule 506(b)
Common Warrants	207,216	$0	Coverage on Convertible Debt for Working Capital	March 7, 2016/April 27, 2016	Rule 506(b)
Preferred Warrants	470,366	$0	Coverage on Venture Debt for Working Capital	February 25, 2016	Rule 506(b)
Series AA-2 Preferred Stock	4,953,563	$789,846	General Working Capital	August 2015	Rule 506(b)
Series AA-2 Preferred Stock	2,195,038	$350,000	General Working Capital	April 2015	Rule 506(b)
Series AA-1 Preferred Stock	5,993,253	$3,645,303	General Working Capital	April 2015	Rule 506(b)
Common Warrants	202,213	$0	Coverage on Convertible Debt for Working Capital	2015	Rule 506(b)
Common Stock	1,031,304	$10,361	General Working Capital	2014	Rule 506(b)/Rule 701

*The Common Warrants set forth in this table do not include the 1,857,411 ST Note Warrants outstanding pursuant to the Unsecured 120-day Notes with Warrant Coverage.

INDEBTEDNESS

The Company has the following indebtedness outstanding:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Matador Capital	$3,450,000	15.0%	October 2021/January 2022	One tranche of $3,000,000, another of

				$450,000; 12 months of interest only; principal amortization beginning in month 13 on a 60-month schedule, with a bullet payment at the end of year 5. Restrictive covenants govern use of loan proceeds.
NOVUS Venture	$500,000	13.75%	February 2019	$5,000 Documentation Fee, equal monthly payment installments, with $50,000 balloon payment at end of term. Sole use of loan proceeds is for working capital.
Unsecured 120-day Notes with Warrant Coverage	$421,165	15.0%	October 2017	15% interest for first 120 days, 20% interest. The Notes are subject to additional Common Warrant ("ST Note Warrant") coverage based on the number of days the Notes are outstanding, with up to 8,000 ST Note Warrants issuable in total.

GEOSTELLAR, INC.

USE OF PROCEEDS

USE OF PROCEEDS TABLE

The following table lists the use of proceeds of the Offering if the Target Offering Amount and Maximum Offering Amount are raised.

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	10.00%	$5,000	0.47%	$5,000
Estimated Attorney Fees	20.00%	$10,000	0.93%	$10,000
Estimated Accountant Fees	60.00%	$30,000	2.80%	$30,000
General Marketing	0.00%	$0	3.73%	$40,000
Anticipated Qualified Offering Expenses	0.00%	$0	17.75%	$190,000
Research and Development	0.00%	$0	14.95%	$160,000
Future Wages	0.00%	$0	22.42%	$240,000
General Working Capital	5.00%	$2,500	31.91%	$341,500
Total	**100%**	**$50,000**	**100%**	**$1,070,000**

The Company intends to use the net proceeds of this Offering to fund: (1) general working capital to, among other things, acquire customers, develop distribution channels, further develop the Platform and fulfill projects; (2) the repayment of fees and expenses incurred by the Investor in connection with its formation and this Offering (including any fees and expenses incurred in connection with its offering of Crowd Safes to the CF Investors); and/or (3) the fees and expenses related to a Qualified Offering.

The Company may alter the use of the proceeds in the event (1) any unexpected or unaccounted for fees or expenses are incurred in connection with this Offering or the Qualified Offering; (2) costs for marketing or Platform development are overestimated or underestimated, and/or (3) the Company identifies a low to moderate risk core business-related investment opportunity that could increase the value of Company as a going concern (including, but not limited to revenue growth, market-share growth, profitability growth, and consumer utility improvements).

GEOSTELLAR, INC.

FINANCIAL SUMMARY



Geostellar, Inc.
INDEPENDENT AUDITOR REPORTS
AS OF DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)

Cherry Bekaert LLP
CPAs & Advisors

Independent Accountant's Review Report

To the Board of Directors and Stockholders
Geostellar, Inc.
Martinsburg, West Virginia

We have reviewed the accompanying financial statements of Geostellar, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2016 and the related statements of operations, stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter

Report on 2015 Financial Statements

The accompanying 2015 financial statements were audited by us, and we expressed an unmodified opinion on them in our report dated March 31, 2017. We have not performed any auditing procedures since that date.

Cherry Bekaert LLP

Tysons Corner, Virginia
August 11, 2017

Geostellar, Inc.
INDEPENDENT AUDITOR REPORTS
AS OF DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)



Report of Independent Auditor

To the Board of Directors and Stockholders
Geostellar, Inc.
Martinsburg, West Virginia

We have audited the accompanying financial statements of Geostellar, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geostellar, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Geostellar, Inc.
BALANCE SHEETS
AS OF DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)

	2016 (Reviewed)	2015 (Audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 51,694	$ 13,312
Cash and cash equivalents - restricted	721,546	-
Accounts receivable (net of allowance of $34,000 and $31,000, respectively)	26,689	663,551
Related party advances	9,138	6,320
Prepaid expenses and other current assets	127,459	191,238
Total current assets	936,527	874,421
Property and equipment, net	151,959	192,525
Capitalized software, net	244,022	287,224
Intangible assets, net	-	107,138
Other assets	80,634	82,408
Total assets	$ 1,413,141	$ 1,543,716
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,559,050	$ 1,593,886
Accrued payroll	111,529	112,189
Loans payable to related parties	157,786	210,546
Bridge notes payable	-	855,584
Notes payable	247,065	-
Deferred revenue	198,812	1,048,625
Capital lease, related party	187,628	137,379
Total current liabilities	2,461,871	3,958,209
Long-term liabilities		
Notes payable, net of debt issuance costs	3,103,608	-
Loans payable to related parties	130,879	130,879
Capital lease, related party	97,374	285,002
Deferred revenue	410,205	432,338
Derivative liability	9,765	-
Total liabilities	6,213,702	4,806,428
Commitments and contingencies (see note 12)	-	-
Stockholders' deficit:		
Series C convertible preferred stock, $.001 par value, 17,500,000 and 0 shares authorized; 3,744,204 and 0 shares issued and outstanding at December 31, 2016 and 2015, respectively	898,000	-
Series BB convertible preferred stock, $.001 par value, 19,300,000 and 0 shares authorized; 13,928,914 and 0 shares issued and outstanding at December 31, 2016 and 2015, respectively	3,309,581	-
Series AA convertible preferred stock, $.001 par value, 15,312,000 shares authorized; 13,141,854 shares issued and outstanding at December 31, 2016 and 2015	2,555,496	2,565,399
Common stock, $.001 par value; 56,000,000 and 23,000,000 shares authorized; 5,106,145 and 5,101,978 shares issued and outstanding at December 31, 2016 and 2015, respectively	5,107	5,102
Additional paid-in capital	15,956,116	15,913,163
Accumulated deficit	(27,524,862)	(21,746,376)
Total stockholders' deficit	(4,800,562)	(3,262,712)
Total liabilities and stockholders' deficit	$ 1,413,141	$ 1,543,716

See independent accountant's review report, independent auditor's report and accompanying notes to financial statements

1

Geostellar, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)

	2016 (Reviewed)	2015 (Audited)
Solar installation revenue	$ 3,401,010	$ 2,174,773
Other revenue	-	299,000
Total revenue	3,401,010	2,473,773
Costs of revenue	3,326,278	2,335,264
Gross profit	74,732	138,509
Operating expenses	2,008,859	1,071,140
Depreciation and amortization	416,058	691,039
General and administrative expenses	2,433,842	1,392,865
Other expenses	155,584	327,526
Loss from operations	(4,939,611)	(3,344,061)
Interest expense, net	838,875	237,353
Net loss	$ (5,778,487)	$ (3,581,413)

See independent accountant's review report, independent auditor's report and accompanying notes to financial statements

Geostellar, Inc.
STATEMENTS OF STOCKHOLDERS' (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)

	Series C Preferred Stock		Series BB Preferred Stock		Series AA Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
BALANCE - January 1, 2015	-	$ -	-	$ -	-	$ -	5,101,978	$ 5,102	$ 15,864,301	$ (18,164,962)	$ (2,295,559)
Issuance of series AA preferred stock, net	-	-	-	-	13,141,854	2,565,399	-	-	-	-	2,565,399
Issuance of stock warrants	-	-	-	-	-	-	-	-	2,583	-	2,583
Stock-based compensation expense	-	-	-	-	-	-	-	-	46,279	-	46,279
Net loss	-	-	-	-	-	-	-	-	-	(3,581,414)	(3,581,414)
BALANCE - December 31, 2015	-	$ -	-	$ -	13,141,854	$ 2,565,399	5,101,978	$ 5,102	$ 15,913,163	$ (21,746,375)	$ (3,262,712)
Issuance of Series BB preferred stock, net	-	-	13,928,914	2,953,494	-	-	-	-	-	-	2,953,494
Series BB Beneficial Conversion Feature	-	-	-	356,087	-	-	-	-	-	-	356,087
Issuance of Series C preferred stock, net	3,744,204	898,000	-	-	-	-	-	-	-	-	898,000
Issuance of stock warrants	-	-	-	-	-	(9,903)	-	-	9,908	-	5
Exercise of stock options	-	-	-	-	-	-	4,167	4	163	-	167
Stock-based compensation expense	-	-	-	-	-	-	-	-	32,883	-	32,883
Net loss	-	-	-	-	-	-	-	-	-	(5,778,487)	(5,778,487)
BALANCE - December 31, 2016	3,744,204	$ 898,000	13,928,914	$ 3,309,581	13,141,854	$ 2,555,496	5,106,145	$ 5,107	$ 15,956,116	$ (27,524,862)	$ (4,800,562)

See independent accountant's review report, independent auditor's report and accompanying notes to financial statements

Geostellar, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)
(See independent accountant's review report and independent auditor's report)

	2016 (Reviewed)	2015 (Audited)
Cash flows from operating activities:		
Net loss	$ (5,778,487)	$ (3,581,414)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	416,058	691,039
Bad debts expense	3,000	31,000
Stock compensation expense	32,883	46,279
Warrant expense	10,935	2,583
Interest expense on conversion of notes payable	55,927	-
Beneficial conversion feature of Series BB convertible notes	356,087	-
Changes in operating assets and liabilities:		
Accounts receivable	633,862	(675,878)
Related party advances	(2,818)	39,430
Prepaid expenses and other current assets	63,280	(120,346)
Other assets	-	(3,718)
Accounts payable and accrued liabilities	147,882	569,747
Accrued payroll	(660)	67,727
Deferred revenue	(871,945)	996,271
Net cash used in operating activities	(4,933,996)	(1,937,280)
Cash flows from investing activities:		
Capitalization of software development costs	(177,837)	(134,012)
Purchase of property and equipment	(45,040)	(13,829)
Net cash used in investing activities	(222,877)	(147,841)
Cash flows from financing activities:		
Proceeds from bridge notes payable	635,000	1,454,457
Proceeds from notes payable, net of debt issuance costs	5,178,097	-
Principal payments on notes payable	(1,846,479)	-
Issuance of Series AA Preferred Stock, net	-	695,288
Issuance of Series BB Preferred Stock, net	1,223,100	-
Issuance of Series C Preferred Stock, net	898,000	-
Proceeds from loans from related parties	20,000	79,200
Payments on loans from related parties	(53,705)	(78,654)
Principal payments under capital lease obligation	(137,379)	(100,587)
Exercise of stock options	167	-
Net cash provided by financing activities	5,916,801	2,049,704
Net increase (decrease) in cash	759,928	(35,417)
Cash and cash equivalents:		
Beginning	13,312	48,729
Ending	$ 51,694	$ 13,312
Cash and cash equivalents - restricted:		
Beginning	-	-
Ending	$ 721,546	$ -
Noncash transactions:		
Supplemental disclosures of cash flow information		
Cash paid for interest expenses	$ 391,957	$ 173,966
Supplemental disclosures of non-cash financing activities		
Series BB convertible notes, outstanding rent, note payable to legal counsel and accrued interest converted to Series BB preferred equity	$ 1,730,395	$ -
Series AA convertible notes and accrued interest converted into Series AA-1 preferred equity	$ -	$ 1,450,265
Series AA convertible notes converted into Series AA-2 preferred equity	$ -	$ 419,846

See independent accountant's review report, independent auditor's report and accompanying notes to financial statements

1. NATURE OF BUSINESS AND ORGANIZATION

Company Description

Geostellar, Inc. (the Company) is incorporated in the State of Delaware and headquartered in Martinsburg, West Virginia. Geostellar was founded on February 22, 2010. The Company converted from a single member limited liability corporation to a C corporation on April 4, 2011.

The Company is developing an online renewable energy marketplace. Its primary product is a proprietary program delivered via a website or mobile app that processes vast arrays of data and imagery into an integrated energy simulation that presents homeowners with the financial and environmental benefits of installing a rooftop residential solar system on their home. Usage of the website and the resulting solar analysis is free to the consumer. The Company's revenue model is based on its ability to utilize its patented platform that brings together its network of equipment, installation and financing partners to present consumers with an attractive solar system pricing option. Geostellar receives revenues from this platform as it closes solar system deals for its equipment, installation and financing partners. The Company acts as a platform integrator.

The Company operates in one operating and reportable business segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP).

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generates revenues from the sale of solar systems to residential and commercial customers, professional services, maintenance fees and milestone under contracts from the U.S. Government (USG).

All revenues recognized are from written contracts or agreements with its customers. Revenues for all situations are recognized when (i) earned according to the written contractual terms with the customer, or when earned according to the progress of the project towards completion, (ii) delivery of the product or services has occurred and there are no remaining obligations or contingencies, (iii) the fee is fixed or easily determinable, and (iv) the collection of the fee is expected and probable.

For solar energy transactions, the Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 605-25, *Revenue Recognition—Multiple-Element Arrangements*. Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has

occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. Components are comprised of photovoltaic panels and solar energy system mounting hardware (collectively "the hardware"). In instances where there are multiple deliverables in a single arrangement, the Company allocates the arrangement consideration to the various elements in the arrangement based on the relative selling price method. The Company recognizes revenue when it delivers the hardware and installs a solar energy system and the solar energy system passes inspection by the utility or the authority having jurisdiction, provided all other revenue recognition criteria have been met. Any fees that are paid or payable by the Company to a financing company in connection with a customer financing with that financing company would be recognized as an offset against solar installation revenue, in accordance with ASC 605-50, *Customer Payments and Incentives*.

Other revenue in 2015 was generated through professional services and grants. Professional services are related to data analysis and/or software programming services. Revenues generated through these services are recognized when the services are provided. Grant revenue is recognized when the contractual billing milestones are reached or on a work-in-progress basis if there are no milestones. The contractual terms of the grant award dictate how revenue is recognized.

Amounts received in advance of revenue recognition are classified as deferred revenue on the balance sheet.

Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis, and as such, are excluded from revenues.

For the years ended December 31, 2016 and 2015, there are no revenue concentrations.

Guaranty
The Company provides a guaranty to each customer for the following: (1) any claims against the installer for which the installer does not perform under its warranty, (2) any claims against the hardware manufacturer for which the manufacturer does not perform under its warranty, and (3) the cost to adjust the solar system if the solar system does not achieve 80% of the energy savings included in the contract. The guaranty covers 20 years from the installation date. The Company evaluated claims history through the date of the issuance of these financial statements and determined it appropriate to recognize warranty expense of 2.5% ($85,000) of revenue for projects for which revenue was recognized in 2016.

The following is a reconciliation of the accrued warranty liability:

	2016 (Reviewed)	2015 (Audited)
Beginning balance	$ -	$ -
Payments on warranty claims	-	-
Accrual for warranties issued in the current year	85,000	-
Ending Balance	$ 85,000	$ -

Geostellar, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)
(See independent accountant's review report and independent auditor's report)

The warranty liability is recorded in accounts payable and accrued expenses in the accompanying 2016 balance sheet.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of less than three months from date of acquisition to be cash equivalents. Due to the short maturity of cash equivalents, the carrying value on the Company's balance sheets approximates fair value.

Cash and Cash Equivalents – Restricted
The Company classifies cash as restricted when the cash is unavailable for withdrawal or usage for general operations. As indicated in Note 8, the proceeds from the financing arrangement with Matador Solar Partners was restricted to specific project costs as defined in the agreement.

Credit Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash, cash equivalents, restricted cash, and accounts receivable. The Company places its cash, cash equivalents, and restricted cash on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts at each financial institution. The company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2016 the Company had cash of $526,032 in excess of insured limits. There are no accounts receivable concentrations as of December 31, 2016 and 2015.

Accounts Receivable
Accounts receivable are separated into two components: billed and unbilled accounts receivable. Billed accounts receivable represent amounts for which invoices have been issued to customers. Unbilled receivables represent earned revenue for which no invoice has been issued because contractual milestones have not been reached.

Allowance for doubtful accounts are estimated based on management's evaluation of the likelihood of collection. The Company establishes its reserves for expected credit losses based on past experience and estimates of potential future activity. Related to the allowance for doubtful accounts, the Company performs an ongoing analysis of factors including recent write-offs and delinquency trends. Accounts receivable are written off by the Company only after all reasonable collection efforts have been exhausted.

A summary of contract receivables at December 31 is as follows:

	2016 (Reviewed)		2015 (Audited)	
Billed Receivables	$	49,165	$	602,680
Unbilled Receivables		11,524		91,871
Less allowance for doubtful accounts		(34,000)		(31,000)
	$	26,689	$	663,551

Geostellar, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)
(See independent accountant's review report and independent auditor's report)

Property and Equipment

Property and equipment are carried at cost and are capitalized if the total expenditure exceeds $1,500 and the useful life of the expenditure is expected to exceed one year. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are one and a half to three years for computer hardware and software, and seven years for furniture and fixtures. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged directly to operations when incurred. The cost of assets sold, retired, or otherwise disposed of, and the related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is included in operations.

Capitalized Software

The Company capitalizes qualifying internal-use computer software costs, which are incurred during the application development stage, and amortize the costs over the software's estimated useful life. In addition, the Company capitalizes acquired software costs. The amortization period was determined to be three years. For the years ended December 31, 2016 and 2015, total amortization expense was $201,260 and $322,553, respectively. Amortization expense for the next three years is expected to be $132,768, $81,614, and $29,640, respectively.

Intangible Assets

Intangible assets consist primarily of geographic imagery data purchased from certain vendors. Purchased data is capitalized and amortized over its useful life of three years. For the years ended December 31, 2016 and 2015, total amortization expense was $107,138 and $269,960, respectively. This asset was fully amortized in 2016.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets (property and equipment and capitalized software) for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the fair value of the asset compared to its carrying amount. No impairment of long-lived assets was recognized during the years ended December 31, 2016 and 2015.

Fair Value Determination of the Company's Common Stock

In 2016, the Company engaged an independent third-party valuation firm, the Mclean Group, to conduct a valuation analysis of the Company's common stock. The valuation firm applied an option-pricing model in conjunction with the back-solve method to make the fair value determination. As the basis of the analysis, the valuation firm used information from the Series C financing round. This round

served as an adequate reference because it was a true arms-length transaction consummated with Matador Solar Partners, an independent party.

In 2015, the Company determined the only viable methodologies to value the Company's common stock are the implied valuations based on the terms of the Series AA preferred stock issuances and the bridge debt financing incurred to estimate the Company's enterprise values for the dates on which these transactions occurred. The assumptions took into account certain discounts related to control and lack of marketability. If different discount rates had been used, the valuations would have been different. There is inherent uncertainty in these estimates.

<u>Share-Based Compensation</u>
The Company recognizes share-based compensation based on the grant-date fair value of the award on a straight-line basis over the requisite service period. Total share-based compensation expense included in the accompanying statements of operations for the years ended December 31, 2016 and 2015 was $32,883 and $46,279, respectively, and is included in general and administrative expenses.

The Company estimates the fair value of stock options using the Black-Scholes option-pricing model. The use of the Black-Scholes option-pricing model requires the use of subjective assumptions, including the fair value and projected volatility of the underlying common stock and the expected term of the award.

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions during the years ended December 31, 2016 and 2015:

	2016 (Reviewed)	2015 (Audited)
Risk-free interest rate	1.13 - 1.92%	1.74%
Expected term	5 - 6 years	5-6 years
Volatility	70%	70%
Dividend yield	0%	0%

Risk-Free Interest Rate — the yield on actively traded non-inflation indexed U.S. Treasury notes with the same maturity as the expected term of the underlying grants was used as the average risk-free interest rate.

Expected Term — the expected term was estimated using the simplified method allowed under ASC 718.

Expected Volatility — an approximation of the average volatility of other comparable public companies which compete directly with the Company.

Dividend Yield — the Black-Scholes option pricing model requires an expected dividend yield as an input. The Company has not issued regular dividends in the past nor does the Company expect to issue dividends in the future.

Warrants

The Company accounts for warrants issued for services and in connection with its Common Stock and Preferred Stock by separately measuring the fair value of the warrants by using the Black-Scholes option-pricing model. Warrants are either recorded in equity or as a derivative liability depending on the terms of each issuance.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. Deferred income tax assets and liabilities are recorded to represent the tax impact of all temporary differences between the carrying value of assets and liabilities for tax purposes and the carrying value for financial statement purposes. As further described below in the new accounting pronouncements, the Company decided to early adopt Accounting Standards Update (ASU) 2015-17, *Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes*, which requires that deferred tax assets and liabilities be recorded as a long-term asset or liability in the balance sheet. There was no impact from this early adoption on the Company's financial statements.

As of December 31, 2016 and 2015, the Company has determined that there was no liability for uncertain income tax positions. The Company's policy is to recognize potential accrued interest and penalties related to the liability for uncertain tax benefits, if applicable, in income tax expense (benefit).

Net operating loss carryforwards since inception remain open to examination by taxing authorities, and will continue to remain open for a period of time post utilization. There are no prior or current year tax returns under audit by taxing authorities, and the Company is not aware of any impending audits.

New accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The standard is effective for private entities, as defined, for fiscal years beginning after December 15, 2018 and for interim periods therein. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements-Going Concern*, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. This Update requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of an entity's financial statements. Further, an entity must provide certain disclosures if there is substantial doubt about the entity's ability to continue as a going concern. The ASU is effective for

annual periods ending after December 15, 2016, and interim periods thereafter; early adoption is permitted. As required and in connection with the preparation of the 2016 financial statements, and discussed in Note 3, the Company adopted this standard.

In February 2016, the FASB issued ASU 2016-02, *Leases (FASB Topic 842)*. ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The new guidance will be effective for private entities for annual periods beginning after December 15, 2019 and interim periods therein. Early adoption of ASU 2016-02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the methods and impact of adopting the new leases standard on the financial statements.

In April 2015, the FASB issued ASU 2015-03, *Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03)*. The update requires that deferred debt issuance costs be reported as a reduction to long-term debt (previously reported in other noncurrent assets). The Company adopted ASU 2015-03 in 2016 and for all retrospective periods, as required, and the impact of the adoption was not material to the consolidated financial statements

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*. The standard reduces complexity in several aspects of the accounting for employee share-based compensation, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. The Company has not adopted this ASU and is currently evaluating the effect that the updated standard will have on the financial statements.

3. **GOING CONCERN**

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business and the Company's continuing ability to raise new debt and equity investment to fund its shortfall in operations as it has for the last seven years.

As reflected in the financial statements, the Company had negative working capital, an accumulated deficit, and net negative cash flow from operations for the reporting periods ended December 31, 2016 and 2015. The net cash provided by financing activities exceeded the net cash used from operations due to the Company's ability to raise two separate rounds of equity alongside a new credit facility for project installation financing during 2016, and through the issuance of bridge notes in 2015.

While the Company has confidence in its strategy to implement and execute its business plan and its ability to generate sufficient revenue, the ability of the Company to continue as a going concern is dependent upon its success in raising additional funds by way of an offering or other capital-raising transactions. To date in 2017, the Company has raised $1.89 million in new funds to support its

business, and has fundraising plans in place to raise an additional $5.0 million to $42.0 million over the next six months. However, there can be no assurance that we will be successful in these fund raising efforts. Accordingly, there is substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

As required and discussed in Note 3, the Company adopted this standard in connection with the preparation of the 2015 financial statements.

4. **PROPERTY AND EQUIPMENT**

The following table is a summary of property and equipment as of December 31:

	2016 (Reviewed)	2015 (Audited)
Building	$ 493,151	$ 493,151
Computer and equipment	308,321	286,022
Furniture and fixtures	31,991	9,250
Property and Equipment	833,463	788,423
Less accumulated depreciation	(681,504)	(595,898)
Property and Equipment, net	$ 151,959	$ 192,525

Depreciation expense for the years ended December 31, 2016 and 2015 was $84,421 and $98,526, respectively, and includes amortization expense related to assets under capital lease of $70,540 for both years.

The building under capital lease (see Note 5) is amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense.

5. **CAPITALIZED LEASE**

In June 2011, the Company entered into a 7-year lease with ThreeSquare, LLC, for its headquarters in Martinsburg, West Virginia. ThreeSquare, LLC is owned by the Company's CEO and co-founder.

The Company has classified the lease as a capital lease because the present value of the minimum lease payments exceeds 90% of the fair value of the leased asset. Due to the related-party nature of the lease, the capital lease asset was recorded on the Company's financial statements at historical cost, which is equivalent to ThreeSquare, LLC's carrying amount at the inception of the lease.

Leased property under capital lease by major classes as of December 31:

	2016 (Reviewed)	2015 (Audited)
Building	$ 493,151	$ 493,151
Less accumulated amortization	(393,347)	(322,897)
Building, net	$ 99,804	$ 170,254

The capitalized lease carries an interest rate of 4.5% and matures in 2018.

The following is a schedule by year of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2016:

Year ending December 31:	
2017	$ 252,000
2018	105,000
Total minimum lease payments	357,000
Less amount representing interest	(71,998)
Present value of net minimum lease payments	285,002
Current portion	187,628
Capitalized lease obligation, less current portion	$ 97,374

As of December 31, 2016 and 2015, the Company owed ThreeSquare, LLC $15,430 and $122,902, respectively, for rent under this agreement which is included in accounts payable and accrued expenses on the accompanying balance sheets. In July 2016, accumulated outstanding rent of $165,905 and accrued interest of $6,581 was converted into Series BB preferred stock (see Note 9).

6. **LOANS PAYABLE TO RELATED PARTIES**

The following is a list of outstanding loans payable to related parties as of the end of each respective year for the loans described in this section.

Geostellar, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)
(See independent accountant's review report and independent auditor's report)

	2016 (Reviewed)	2015 (Audited)
Loan A	$ 130,879	$ 130,879
Loan B	28,849	44,637
Loan C	24,071	24,526
Loan D	54,867	84,883
Loan E	-	6,500
Loan F	50,000	50,000
Total	288,665	341,425
Less current loans	(157,786)	(210,546)
Longterm loans	$ 130,879	$ 130,879

Loan A - During 2014, ThreeSquare, LLC loaned funds to the Company. These funds have been documented into five year notes with simple interest of 6.0% with all interest deferred. As of December 31, 2016 and 2015, the amounts owed to ThreeSquare, LLC under the note agreement totaled $130,879. This amount is included in loans from related parties on the accompanying balance sheets. The loans are presented in non-current liabilities as no principal is due until 2019.

Loan B - In September 2014, the Company entered into a short-term promissory note with a stockholder for $50,000 with 12.0% simple interest and an original maturity date of June 24, 2015. The note and the maturity date were informally extended and payments are made when sufficient cash is available. As of December 31, 2016 and 2015, the outstanding balance was $28,849 and $44,637, respectively. The amount is included in loans payable to related parties on the accompanying balance sheets. The loan is presented in current liabilities as the maturity period has expired and the debt is callable by the holder.

Loan C - In October 2014, the company entered into a short-term promissory note with a stockholder for $50,000 with 15.0% simple interest, 18.0% default interest, and a maturity date of January 16, 2015. The note and the maturity date were informally extended and payments are made when sufficient cash is available. The note was reclassified as loans payable to related parties in 2015 as the note did not convert into Series AA Preferred (see Note 5). As of December 31, 2016 and 2015, the outstanding balance was $24,071 and $24,526, respectively. The loan is presented in current liabilities as the maturity period has expired and the debt is callable by the holder.

Loan D - In October 2014, the Company entered into short-term promissory note with a stockholder for a $100,000 loan with 15.0% simple interest, and a maturity date of January 16, 2015. The note and the maturity date were informally extended and payments are made when sufficient cash is available. As of December 31, 2016 and 2015, the outstanding balance was $54,867 and $84,883, respectively. This loan is included in current liabilities as the maturity period has expired and the debt is callable by the holder.

Loan E - In January 2015, the Company entered into a short-term note with an employee in the amount of $10,000, with 12.0% simple interest. The note is due on demand. As of December 31, 2016 and 2015, the outstanding balance on the note was $0 and $6,500, respectively. The amount is included in current liabilities on the accompanying 2015 balance sheet.

Loan F - In September 2015, the Company entered into a short-term demand note with a stockholder in the amount of $50,000, with 15.0% simple interest. As of December 31, 2016 and 2015, the outstanding balance of the note was $50,000. The note is included in current liabilities because it is due on demand.

7. BRIDGE NOTES

Bridge notes payable consists of the following as of December 31:

	2016 (Reviewed)	2015 (Audited)
Related party bridge notes	$ -	$ 170,000
Third party bridge notes	-	685,584
Total bridge notes	$ -	$ 855,584

Series AA Convertible Notes

During the period from January 2014 through February 2015, the Company entered into convertible promissory note agreements totaling $1,375,614. The notes accrued interest between 6% and 15% per annum and matured between January 2015 and December 2015. The Series AA Notes were mandatorily convertible to preferred stock upon a Qualified Financing. In April 2015, principal of $1,325,614 and accrued interest of $124,651 converted into 5,993,253 shares of Series AA-1 Preferred Stock at $0.24198 per share (AA-1 First Closing). One note did not convert totaling $50,000 and was reclassified to loans payable to related parties (see Note 6). As of December 31, 2015, the outstanding balance on the notes was $0.

During the period from January 2015 through July 2015, the Company also entered into convertible promissory note agreements totaling $411,040. The notes accrued interest at 12% or 14% per annum and matured in July 2015. In August 2015, all of the principal and accrued interest of $8,806 converted into 2,633,086 shares of Series AA-2 Preferred Stock at $0.24198 per share (AA-2 First Closing). As of December 31, 2016 and 2015, the outstanding balance on the notes was $0.

Series BB Convertible Notes

During the period from January 2016 through June 2016, the Company entered into convertible promissory note agreements totaling $585,000 (Series BB Notes). The notes accrued interest at 8% per annum and matured on December 31, 2016. The Series BB Notes were mandatorily convertible to

preferred stock upon a Qualified Financing. In 2016, the convertible promissory notes converted into 3,656,021 shares of Series BB Preferred Stock (See Note 9).

During the period from September 2015 through November 2015, the Company entered into convertible promissory note agreements totaling $630,000 (Series BB Notes). The notes accrued interest at 8% per annum and matured on December 31, 2016. The Series BB Notes were mandatorily convertible to preferred stock upon a Qualified Financing. In 2016, these convertible promissory notes converted into 3,183,722 shares of Series BB Preferred Stock (See Note 9). As of December 31, 2016 and 2015, the outstanding balance of the notes was $0 and $630,000, respectively, less a debt discount of $1,189.

In December 2015, the Company entered into a note agreement with legal counsel for services rendered totaling $116,773. The note accrued interest at 14% per annum and was scheduled to mature on July 31, 2018. The note calls for 32 monthly installments of $5,000 with a final payment of $6,068. In the event of a debt or equity financing in excess of $10,000,000, the holder of the note had the option to convert the note into preferred stock. In 2016, the outstanding balance plus accrued interest of $133,802 was converted into 513,090 shares of Series BB preferred stock (see Note 9). As of December 31, 2016 and 2015, the outstanding balance on the note was $0 and $116,773, respectively.

Solar Venture Debt Fund Short-Term Demand Notes
On December 17, 2015, Geostellar signed a term sheet with Innovative Financings Group, LLC to close on a $650,000 project fund known as the "Solar Venture Debt Fund I" (SVDF). In December 2015, the Company closed on $110,000 of notes from existing Geostellar shareholders who wished to contribute into the SVDF. In 2016, an additional $50,000 was borrowed under these notes. These lenders were basically pre-funding the SVDF transaction through short-term demand notes at 15% interest with maturity dates between 30-45 days beyond the contribution date. Some notes carried default interest of 20%. Due to the fact that the Company closed the $3.0 million Geostellar Capital Fund I (GCFI) to complete its fulfillment of project commitments to customers in 2016, the SVDF was never completed. The short-term noteholders received warrants in order to induce them to convert the notes into Series BB convertible notes and in 2016 these notes plus accrued interest of $8,874 were converted into Series BB convertible notes. As of December 31, 2016 and 2015, the outstanding balance of the notes was $0 and $110,000, respectively.

8. **NOTES PAYABLE**

<u>Geostellar Capital Fund I</u>
On February 24, 2016, Geostellar closed on a project finance fund called the Geostellar Capital Fund I (GCFI), which was administered by Valentis Capital, LLC as fund manager. Valentis Capital is managed by Mehmet Ogden, an investor and member of the Board of Directors of Geostellar at that time. The total amount of the project financing to be provided was up to $3.0 million, subject to a borrowing base limitation of approximately 130% of outstanding and eligible accounts receivable. The security for this loan was a first lien on all cash, collections, receivables, and projects; and a second lien on the other assets of the Company. Short-term (120 day) notes were issued with a 5.25% repayment fee against a listing of actual projects ("Project List") being installed by Geostellar. The funds could only be used to finance installations of customer contracts, without the granting of a waiver from

Valentis, and this was recorded in the Restricted Cash account. The contract called for collections from Customers on the project list to be utilized to repay the note plus the repayment fee. Amounts repaid to GCFI could be redrawn by the Company as soon as there was room under the borrowing base. GCFI also charged a 2.0% origination fee on all funds raised and drawn by Geostellar. Over an eight month period through October 2016, the Company issued 18 notes payable to GCFI, totaling approximately $1.74 million. The fund was paid off in October 2016 when the Matador Solar Partner debt replaced this facility.

NOVUS Capital - Venture Debt

On February 26, 2016, the Company closed a round of venture debt with NOVUS Capital of Westminster, CO with a $500,000 note. All proceeds were to be used for working capital purposes. The terms of the note include 13.75% interest, repayment via 36 monthly payments of $17,028, and a $50,000 loan fee payable one month following the maturity date. As of December 31, 2016, the unpaid principal on the note was $393,521.

Series C Debt – Matador Capital

On October 7, 2016, the Company closed the first tranche of a round of financing with Dallas-based Matador Capital. It was agreed that the round would occur in three tranches of $4.0 million each for a total amount funded of up to $12.0 million. The Series C terms required debt and equity in a three-to-one ratio. Therefore, $3.0 million of the first $4.0 million tranche was classified as debt. The loan agreements stated that the Series C debt could only be used to finance customer installations, unless a waiver was provided by Matador Capital. The proceeds from the Series C debt was therefore classified as Restricted Cash on the Company's balance sheet. The debt carries an interest rate of 15.0% and is scheduled to mature in five years, with payments being interest-only for the first twelve months and installments calculated on a five year amortization thereafter.

The amounts included in notes payable will mature over the subsequent five years as follows:

2017	$	247,065
2018		630,098
2019		568,305
2020		600,837
2021		1,366,271
Subtotal		3,412,576
Less: Debt Issuance Costs		(61,903)
Balance at December 31, 2016	$	3,350,673

9. STOCKHOLDERS' DEFICIT

As of January 1, 2015 the authorized, issued and outstanding common shares of the Company were 10,000,000 and 5,101,978, respectively.

During 2015, the Company increased the number of authorized shares to 23,000,000. During 2016, the Company increased the number of shares authorized to 56,000,000. As of December 31, 2016, 5,106,145 common shares were issued and outstanding.

Warrants

The Company has an outstanding warrant to purchase 5,769 shares of common stock at a price of $26 per share with an expiration date of September 16, 2020. The warrant is required to be measured at fair value and classified as a liability. Subsequent changes in fair value are recorded in earnings. As of December 31, 2016 and 2015, the fair value of the warrant, calculated using the Black-Scholes model, is included in derivative liability on the accompanying balance sheets.

In 2015, the Company issued warrants to purchase 75,000, 112,034, and 12,179 shares of common stock for services with exercise prices of $0.04403, $0.356, and $0.50857, respectively. The first warrant expires on September 20, 2020 and the remaining warrants expire on February 1, 2025. The warrants qualified for equity classification.

On February 26, 2016, the Company closed a round of venture debt with NOVUS Capital of Westminster, CO (see Note 8). In conjunction with the debt, the Company sold for $100 a warrant to purchase 470,336 shares of Series AA preferred stock at $0.15945 per share. The warrant expires on February 25, 2026. At the grant date, and as of December 31, 2016, the fair value of the warrant calculated using the Black-Sholes model was $9,765. The warrant qualifies for liability treatment and is included in derivative liability on the accompanying 2016 balance sheet.

In conjunction with the Geostellar Capital Fund I debt issuance (see Note 7), on March 7, 2016, the Company issued warrants to purchase 37,898 and 65,710 shares of common stock at an exercise price of $0.00263896 per share and $0.0015218 per share, respectively. At the grant date, the fair value of these warrants, calculated using the Black-Sholes model, was $4,016. These warrants expire on March 7, 2026. On April 27, 2016, the Company issued a third warrant to purchase 103,608 shares of common stock at an exercise price of $0.2906 per share. At the grant date, the fair value of this warrant was $1,772. This warrant expires on April 27, 2026. The warrants qualify for equity treatment.

On May 2, 2016, the Company issued seven warrants to purchase a total of 250,862 shares of common stock at an exercise price of $0.15945 per share. The warrants were issued to the SVDF note holders to induce the conversion of short-term notes totaling $110,000 into Series BB notes (see Note 7). These warrants expire on May 2, 2026. At the grant date, the fair value of the warrant, calculated using the Black-Sholes model, was $5,309. The warrants qualify for equity accounting treatment.

The Company issued warrants to purchase 1,229 shares of common stock that expire on May 18, 2017. The warrant qualified for equity accounting treatment.

Geostellar, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)
(See independent accountant's review report and independent auditor's report)

Issuance of Series AA Convertible Preferred Stock

As discussed in Note 7, in April 2015, the Company converted bridge loans totaling $1,325,614 plus accrued interest of $124,651 into 5,993,253 shares of Series AA-1 Preferred Stock at a conversion rate of $0.24198. In addition, the Company issued 2,195,038 shares of Series AA-2 Preferred Stock at $0.15945 per share for total cash consideration of $350,000.

Also, as discussed in Note 7 in August 2015, the Company converted bridge loans totaling $411,040 plus accrued interest of $8,806 into 2,633,086 shares of Series AA-2 Preferred Stock at a conversion rate of $0.24198. In addition, the Company issued 2,320,477 shares of Series AA-2 Preferred Stock at $0.15945 per share for total cash consideration of $370,000. The Company incurred stock issuance costs of $24,712 related to the Series AA Convertible Preferred Stock transactions.

In connection with these bridge note conversions to Series AA-1 Preferred Stock, the bridge note holders waived their rights to the conversion discounts discussed in Note 7 to limit the dilution of the Company's common stock holders.

Issuance of Series BB Preferred Equity

On July 14, 2016, Geostellar issued 13,928,914 shares of Series BB preferred stock for total consideration of $2,953,494, net of issuance costs of $316,240, composed of $1,539,340 of cash and the conversion of the following debt: $1,383,874 of convertible notes plus accrued interest of $40,472, $172,486 owed to a related entity (and landlord) ThreeSquare, LLC (see Note 5), and an outstanding note of $116,773 plus accrued interest of $16,789 owed to our legal advisor (see Note 7). The notes converted at a 20% discount to the price per share of $0.26030896 for Series BB preferred stock. The beneficial conversion feature resulted in a charge to interest expense of $356,087.

Issuance of Series C Preferred Equity

As indicated in Note 8, on October 7, 2016 Geostellar closed a round of financing with Matador Solar Partners. Of the $4.0 million first tranche, $1.0 million was for the purchase of preferred stock at $0.26707948 per share, net of stock issuance costs of $102,000. Up to $360,000 of the proceeds from this sale was permitted to be used to fund expenses related to the Reg A+ offering; however, no proceeds were permitted to be used for the payment of placement agents or broker fees. The remaining proceeds are to be used for general working capital purposes.

Series AA, Series BB, and Series C Preferred Convertible Stock Terms and Preferences

Voting/Board Composition
On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. The holders of record of the shares of the Series AA-1 preferred stock and the Series AA-2 preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company. The holders of record of the shares of Series BB preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company. The holders

of record of the shares of Series C preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company.

Dividends
The holders of shares of preferred stock shall are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the common stock when declared by the Board of Directors. Dividends are noncumulative and are accrued when and if declared by the Board of Directors.

Liquidation
In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series C preferred stock are entitled to receive, prior to any preference to other preferred holders, a sum of 1.5 times the Series C original issuance price ($0.26707948) plus any accrued and unpaid dividends (Series C Liquidation Preference). After payment of the Series C Liquidation Preference, the holders of Series AA and BB will be entitled to receive, prior to any preference paid to common stockholders, the greater of 1) for Series AA-1 holders, the original issuance price ($0.24198); for Series AA-2 holders, 1.5 times the Series AA-2 original issuance price ($0.15945); and for the Series BB holders, 1.5 times the Series BB original issuance price ($0.26030896) OR 2) the amount per share as would have been payable had all the shares of the applicable series of Series AA and BB been converted into common stock immediately prior to the event. If the Company does not have sufficient funds to pay the liquidation preference, the stockholders of Series AA and BB will share ratably, on a pari passu basis, in the distribution of funds.

The liquidation preference for each class of preferred stock as of December 31:

	2016 (Reviewed)	2015 (Audited)
Series C	$ 1,500,000	$ -
Series BB	5,438,732	-
Series AA-1	1,450,247	1,450,247
Series AA-2	1,709,767	1,709,767

Conversion
Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price for such series of preferred stock by the conversion price (as defined below) for each series of preferred stock in effect at the time of conversion. The conversion price for each series of preferred stock shall initially be the original issue price for such series of preferred stock. The initial conversion price for each series of preferred stock, and the rate at which shares of each series of preferred stock may be converted into shares of common stock, shall be subject to adjustment, as discussed in the following paragraphs.

Upon the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering, provided such public offering (a) raises at least $50,000,000 of gross proceeds and (b)

the public offering price per share is equivalent to at least four (4) times the Series C original issue price, pursuant to an effective registration statement under the Securities Act of 1933, as amended all outstanding shares of Series C preferred stock shall automatically be converted into shares of common stock, at the then effective conversion rate applicable to Series C preferred stock and such shares may not be reissued by the Company.

Upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of the Series AA preferred stock and the Series BB preferred stock at the time of such vote or consent, voting as a single class on an as-converted to common stock basis all outstanding shares of Series AA preferred stock and Series BB preferred stock shall automatically be converted into shares of common stock, at the then effective conversion rate applicable to these classes of preferred stock and such shares may not be reissued by the Company.

Upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of the Series C Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted to common stock basis all outstanding shares of Series C preferred stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate applicable to Series C preferred stock and such shares may not be reissued by the Corporation.

10. EQUITY INCENTIVE PLAN

The Company approved and adopted the 2011 Equity Incentive Stock Option Plan (the "2011 Plan"). The 2011 Plan permits the granting of stock options, stock appreciation rights, restricted and unrestricted stock awards, phantom stock, performance awards and other stock-based awards for the purpose of attracting and retaining quality employees, directors and consultants. Maximum awards available under the 2011 Plan were initially set at 5,000,000 shares; however, subsequent amendments have decreased the maximum number of available shares to 3,500,000. To date, only stock options and stock awards have been issued under the 2011 Plan.

Stock Options
Stock options granted under the 2011 Plan may be either incentive stock options (ISOs) or non-qualified stock options (NSOs). ISOs may be granted to employees and NSOs may be granted to employees,

directors, or consultants. Stock options are granted at exercise prices as determined by the Board of Directors. The vesting period is generally four years with a contractual term of 10 years.

A summary of stock option activity under the Company's stock incentive plan for the year ended December 31, 2016 is as follows:

	Number of Share Subject to Option		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
Balance at January 1, 2016	1,714,133	$	0.25	9.05	$	16,486
Granted	1,307,000		0.04	8.46		
Exercised	(4,167)		0.04	9.24		
Canceled	(388,927)		0.01	2.58		
Balance at December 31, 2016	2,628,039	$	0.18	8.71	$	35,299
Exercisable at December 31, 2016	1,571,198	$	0.26	9.44	$	23,955
Vested and expected to vest at December 31, 2016	2,279,536	$	0.20	9.66	$	31,731

The intrinsic value of the stock options exercised in fiscal year 2015 was zero because the market price of the options exercised did not exceed the exercise price. The following table summarizes information about stock options outstanding and exercisable as of December 31, 2016:

Exercise Prices	Number of Options Outstanding	Average Remaining Contractual Life	Number of Options Exercisable
$ 0.01	521,454	7.71	317,888
$ 0.04	1,444,121	8.68	1,123,979
$ 0.05	632,000	9.81	100,000
$ 2.00	13,125	3.18	13,125
$ 20.00	16,885	5.49	15,753
$ 26.00	453	4.18	453
	2,628,038		1,571,198

The weighted average grant date fair value of options granted during the years ended December 31, 2016 and 2015 was $0.04 each year. The total fair value of shares vested during the years ended December 31, 2016 and 2015 was $12,967 and $6,319, respectively.

As of December 31, 2016, there was approximately $35,000 of unrecognized compensation cost related to unvested stock options granted under the Company's option plans. The cost is expected to be recognized over a weighted-average period of approximately 1.99 years.

Geostellar, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)
(See independent accountant's review report and independent auditor's report)

11. RELATED PARTY TRANSACTIONS

Building Lease
As noted in Note 4, the Company's CEO and Co-founder owns the building (through a company called ThreeSquare, LLC,) that Geostellar leases in Martinsburg, WV. The Company's Board of Directors directed a market assessment be performed in 2012 to ensure that the lease from the CEO was consistent with existing commercial real estate rents in Martinsburg at that time. The assessment determined that the lease was consistent with existing commercial rents at that time, and the lease was subsequently approved by the Board of Directors at that time.

Other Related Transactions
Related party advances include transactions with the CEO and ThreeSquare, LLC for expenses paid on their behalf and reimbursed to the Company by the related party.

See Note 6 for related party loans payable.

12. COMMITMENTS AND CONTINGENCIES

DOE Audit Findings by KPMG
The Company was audited by KPMG at the request of the Department of Energy (DOE) for a $1.5 million contract awarded in 2013 by the DOE to develop an application programming interface (an "API") to provide third parties access to our residential solar data and algorithms. The award contract stipulated a 50/50 cost share, meaning that the DOE would cover half of the actual costs incurred by Geostellar up to $1.5 million. The audit resulted in three findings, only one of which was material. The audit identified a potential difference between the billing rates used to request payment under the award and the actual costs incurred by Geostellar during 2014 and 2015. KPMG concluded that this difference, which was caused by significant reductions in actual employee payroll expenses, including associated fringe and overhead expenses, during 2014 and 2015 after a management-led restructuring, resulted in an increase of $561,767 in total program costs, which were approximately $1,833,000 by the end of the contract. After careful consideration, the Company elected to recognize a liability related to the potential exposure. This is likely to be settled with the DOE without remuneration being paid to them through a retrospective adjustment of the cost shares on the program, which was requested in 2017. The liability is $280,884 as of December 31, 2016 and 2015 and is included in accounts payable and accrued liabilities on the accompanying balance sheets.

13. INCOME TAXES

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	2016		2015	
U.S. statutory rate	34.00	%	34.00	%
State taxes (net of federal benefit)	5.24		4.38	
Nondeductible expenses	(2.48)		(1.54)	
Change in carrying rate of deferreds	3.86		7.65	
Changes in valuation allowance	(40.62)		(44.49)	
Effective tax rate	-	%	-	%

The Company recognizes deferred tax assets and liabilities for temporary differences between financial statement and tax bases of assets and liabilities. The components of deferred taxes at December 31, 2016 and 2015 are as follows:

	2016 (Reviewed)	2015 (Audited)
Deferred tax assets		
Current		
Accrued vacation	$ 40,309	$ 29,861
Accrued interest-related party	811	-
Accrued warranty	33,708	-
Allowance for bad debts	13,483	11,963
Contribution carryforwards	724	704
Stock options & warrants	114,734	94,717
Contingent Loss	111,379	108,379
Depreciation	159,325	100,239
Total Current Deferred Tax Assets	474,473	345,863
Non-Current		
Net operating loss carryforward	9,673,413	7,515,905
Goodwill	300,753	324,292
Total Non-Current Deferred	9,974,166	7,840,197
Total Deferred Tax Assets	10,448,639	8,186,060
Less Valuation allowance	(10,406,995)	(8,059,570)
Total adjusted deferred tax assets	41,644	126,490
Deferred tax liabilities		
Non-Current		
Capitalized software	(17,715)	(103,205)
Deferred remt	(23,929)	(23,285)
Net deferred tax assets	$ -	$ -

At December 31, 2016 and 2015, the Company has available federal and state net operating loss carryforwards of approximately $24 million and $19 million, respectively, for income tax purposes that begin to expire in 2026.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2016. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2016 and 2015, a valuation allowance of $10,406,995 and $8,059,570, respectively, has been recorded to reflect only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

As of December 31, 2016 and 2015, the Company did not record any interest or penalties related to unrecognized tax benefits. It is the Company's policy to record interest and penalties related to unrecognized tax benefits as part of income tax expense.

The Company files income tax returns in the United States and in various state jurisdictions. No federal or state income tax audits were in process as of December 31, 2016.

The tax years 2016 and 2015 remain open to examination by the major taxing jurisdictions to which the Company is subject.

14. SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred after December 31, 2016 through August 10, 2017 the date the accompanying financial statements were issued.

Series C Round Closing – Matador Solar Partners
Matador Solar Partners (Matador) invested a second tranche of Series C funding of an additional $600,000 on January 30, 2017. These funds were split according to the Series C terms and conditions, resulting in $150,000 in equity to be used for operating purposes, and $450,000 in debt to be used for project purposes. The company issued 561,630 shares of Series C preferred Stock at $.26707948. The terms of the debt were 5 year notes, a 15.0% interest rate, 12 months of interest only, and amortization beginning in month 13 with payments based on a 60-month schedule and a bullet payment at the end.

Matador granted Geostellar several waivers to utilize project funds from the two investment tranches to cover operating expenses during 2016 and 2017. These funds will need to be repaid to the project fund bank account at the time of the release of funds of a future round of fundraising with proceeds of $3.0 million or more, or the Company will be in default.

Geostellar, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 (Reviewed) AND 2015 (Audited)
(See independent accountant's review report and independent auditor's report)

In March, 2017, the Board of Directors approved an amendment to the investor rights agreement which provides a put right to the Series C preferred stock holders. The put right allows the Series C holders to sell the stock back to the Company upon a qualified financing at a 20% premium.

Series C-1 Short-Term Notes

In March 2017, the Board of Directors approved an offering of a Series C-1 fundraising round that would help provide capital on the same terms as the Series C round: 25% of the funds raised would be in the form of equity, and 75% would be five year notes bearing 15.0% interest with 12 months interest only and principal amortization would be over the final four years on a sixty month schedule with a bullet payment due at the end of year five. There were two notable changes to this round. First, the uses of funds restrictions in the Series C round was eliminated, and the funds from the Series C-1 round can be used for working capital or project purposes. Secondly, the equity portion of the Series C-1 round also comes with a put right upon a qualified financing with a 20.0% premium. The Board of Directors of the Company approved these changes, and also extended the put right to the entire Series C round. The Company raised $624,000 under the Series C-1 Short-Term Notes through June 6, 2017, and on June 7th, 2017, these notes ($641,419 including interest) were converted into our Series C-1 round officially.

Series C-1 Round

On June 7, 2017, the Board of Directors approved the first closing of the Series C-1 preferred equity shares and debt, as described above, and authorized a new entity to hold and administer the Series C-1 shareholders, called Geostellar Capital Fund II, LLC (GCF2). The purpose of GCF2 is to collect the subscriptions for the Geostellar Series C-1 funding round and to add only one entity (GCF2) to the Intercreditor Agreement already in place with Matador Capital and Novus Capital. As of August 8, 2017, the GCF2 has $856,419 invested and under management. This includes $666,419 of converted notes, and $190,000 of direct investments.

ST 120-Day Notes with Warrant Coverage

During 2017, the Company raised $279,095 in the form of 20 short-term 120-day maturity notes with warrant coverage based on the number of days outstanding before repayment. The purpose of these notes was to provide Geostellar with short-term gap financing from existing shareholders and Board members to meet current obligations while the Company was in the midst of fundraising. The Company also converted $142,070 of outstanding debt into these short-term notes, including several related parties, including ThreeSquare, our landlord, which is controlled our CEO.

The terms of these notes were 15.0% interest and 20% default interest (deferred) with warrant coverage according to a pre-established schedule (see below) and repayment required to be made at 25% of the C-1 funds raised after the first $500,000 of new money is put into the round after June 14th, 2017; or 120 days.

Date	New Warrants Issued	Total Common Warrants
On Effective Date	2,000	2,000
30 Days after Effective Date	500	2,500
60 Days after Effective Date	500	3,000

90 Days after Effective Date	500	3,500
120 Days after Effective Date	500	4,000
150 Days after Effective Date	2,000	6,000
180 Days after Effective Date	2,000	8,000

Between June 14, 2017 and August 8, 2017, the Company raised $279,095 of new funds in these short-term instruments.

Reg D SAFE Instruments
During 2017, the Company also started raising additional funds in the form of "Simple Agreements for Future Equity" (SAFE) investments from accredited investors. These instruments are similar to warrants and have the right to convert into a new non-voting preferred stock class that is senior to common stock but junior to all other classes of preferred stock currently outstanding, at the Company's discretion. The conversion price of these instruments is $.30/share and a valuation cap of $12.0 million for the Company. Through August 10th, 2017, the Company has raised $246,000 in new funding in these instruments, and also consented to the conversion of $118,454 of outstanding debt on our books to related parties (ThreeSquare, Paul Levine) into the total balance of $364,454.

Additional Shares Issuances
On June 2, 2017 the Geostellar Board of Directors approved an increase in authorized shares of the Company to 175,000,000 shares, divided into two classes consisting of 125,000,000 shares of common stock and 50,000,000 shares of preferred stock.

GEOSTELLAR, INC.

VIDEO TRANSCRIPT

VIDEO TRANSCRIPT

Below is a transcription of the Company's promotional video provided on the Intermediary Platform in connection with the Offering:

"Geostellar presents

Solar Club!

During the industrial age, coal barons and oil tycoons made piles of money mining and pumping fossil fuels to power the industrial revolution. Burning these fuels increased the incidence of lung disease, poisoned the water and emitted greenhouse gases that caused the climate to change, endangering the health and safety of everyone!

Not only that, but as the energy moguls grew richer, the rest of us spent more and more of our hard-earned dollars on energy from coal, oil, and natural gas.

Those days are over.

Welcome to the Solar Age!

Today, solar panels generate wealth while improving the health of the planet. In most places, solar energy is more affordable than power from the electric company, it's always much cleaner -- and now it's cool, convenient, social & fun!

Love solar? Join the Club!

Solar Clubs are springing up across the country to spread the word on the benefits of solar energy for everyone.

You can start a Solar Club for your work, church, school, association or community, like the ones at 3M, Cisco, Johnson & Johnson, the Progressive National Baptist Convention, The Monroe School, Cleveland Clinic, the City of Ann Arbor Michigan and Jefferson County, West Virginia.

Solar Club promoters earn a new income stream introducing solar solutions to friends, neighbors and associates, while Solar Club members get big discounts on solar energy, energy management and smart home solutions.

The magic happens on Geostellar. Simply enter an address and we'll show you how much money you can save on your electric bills by going solar with no out of pocket expenses.

We used lasers and airplanes to make a 3D computer model of your neighborhood, and then use the model to calculate the movement of the sun, weather, roof angle and shadows over the course of the year to figure out how much sunlight you have, and how much energy your solar panels will generate.

We compute the value of your solar energy based on your utility rates, federal, state and local incentives and how much energy you use in your home.

With this information, we design a solar energy system tailored to meet the needs of your individual home and lifestyle.

A helpful Solar Guide will show you financing plans for your solar panels that cut your electric bills, increase your home value, and get paid off by the Sun!

Then we'll dispatch a qualified solar professional from your community to verify the design, secure the permits and install your solar panels.

With our new program, community solar, you can save money on your electric bills with no installation! Simply subscribe to the solar energy produced by solar gardens connected to the grid.

Love solar? Join the club!

Become a Solar Tycoon with Solar Club

Learn more at Solar.Club

A Geostellar production."

GEOSTELLAR, INC.

OFFERING PAGE

<u>OFFERING PAGE</u>

Please see enclosed with this SEC filing of this Form C a copy of the Company's offering page to be made available on the Intermediary Platform.

GEOSTELLAR, INC.

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

QUESTIONS

Each prospective investor is encouraged to ask questions of and receive answers from the Company concerning the terms and conditions of this Offering, the proposed activities of the Company and all matters relating to any of the foregoing. Further, the Company will obtain and make available additional information, to the extent requested by such prospective investor and to the extent such information is possessed or can be acquired without unreasonable effort or expense. Questions or requests for additional information regarding this Offering should be directed to Geostellar, Inc. at 224 W. King Street, Martinsburg, WV 25401 or to David Levine, the Chief Executive Officer of the Company at (304) 596-0206 or (304) 283-9609 (mobile) or via email at david.levine@geostellar.com.

CONFIDENTIAL INFORMATION

This Form C and all matters contained herein are confidential and proprietary. By accepting delivery of a copy of this Form C, each recipient is deemed to have agreed not to disclose or use any of the information contained in this Form C or the accompanying materials except for purposes of evaluating an investment in the Company.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Company also certifies that the attached financial statements are true and complete in all material respects.

/s/ David Levine
_____
(Signature)

David Levine
_____
(Name)

President and Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Levine
_____
(Signature)

David Levine
_____
(Name)

President, Chief Executive Officer & Director
_____
(Title)

08/09/2017
_____
(Date)

/s/ Mike Rhodes
_____
(Signature)

Mike Rhodes
_____
(Name)

Chief Financial Officer, Treasurer & Secretary
_____
(Title)

08/10/2017
_____
(Date)

/s/ Xanthe Larsen
_____
(Signature)

Xanthe Larsen
_____
(Name)

Director
_____
(Title)

08/10/2017
_____
(Date)

/s/ Lisa Younis
_____
(Signature)

Lisa Younis
_____
(Name)

Director
_____
(Title)

08/10/2017
_____
(Date)

/s/ Sam G Rubenstein
_____
(Signature)

Sam G Rubenstein
_____
(Name)

Director
_____
(Title)

08/10/2017
_____
(Date)

/s/ Paul Feldman
_____
(Signature)

Paul Feldman
_____
(Name)

Director
_____
(Title)

08/10/2017
_____
(Date)

/s/ John Greer
_____
(Signature)

John Greer
_____
(Name)

Director
_____
(Title)

08/10/2017
_____
(Date)